Kristin H. Burns To Call Writer Directly: +1 646 444 9998 Kristin.burns@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

October 9, 2026

By EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Owl Capital Corporation

File No. 814-01190

Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Ladies and Gentlemen:

On behalf of Blue Owl Capital Corporation (the “Company”) and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the verified amended complaint filed in the United States District Court for the Southern District of New York in case 1:26-cv-03468-KPF on October 2, 2026 by Richard Delman, derivatively, on behalf of the Company, as plaintiff, against Blue Owl Credit Advisors LLC, investment adviser to the Company (the “Adviser”), as defendant.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 646.444.9998 or by email at kristin.burns@kirkland.com.

Sincerely,

/s/ Kristin H. Burns
Kristin H. Burns

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UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

RICHARD DELMAN,	No. 1:26-cv-03468-KPF

Plaintiff,	VERIFIED AMENDED COMPLAINT

v.

BLUE OWL CREDIT ADVISORS LLC,

Defendant.

Plaintiff Richard Delman (“Plaintiff”), by his undersigned counsel, brings this action for the benefit of Blue Owl Capital Corporation (“OBDC” or the “Fund”) against Blue Owl Credit Advisors LLC (“Defendant”) pursuant to Section 36(b) of the Investment Company Act of 1940 (the “ICA”), 15 U.S.C. § 80(a)-35(b). The following allegations are based on knowledge as to Plaintiff and Plaintiff’s own actions, and on information and belief as to all other matters, based on the investigation of Plaintiff’s counsel, which included, among other things, a review and analysis public information provided by OBDC, public financial information and media reports, and other publicly available materials. Plaintiff believes that a reasonable opportunity for discovery will yield additional substantial evidentiary support for the allegations herein.

NATURE OF THE ACTION

1. Defendant is the investment advisor of OBDC. In that role, Defendant selects OBDC’s investments and asset allocation, decides when to buy and sell assets, and manages portfolio risk and cash flow. Defendant also serves as OBDC’s valuation designee who determines the fair value of OBDC’s portfolio investments. In its dual role as adviser and valuation designee, Defendant has determined fair values for OBDC’s assets that did not reflect the prices independent market participants would have paid, and received fees calculated on those vales in breach of its fiduciary duties under Section 36(b) of the ICA. OBDC’s stockholders suffer as a result.

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2. OBDC is a management investment company treated as a business development company (“BDC”) under the ICA. Unlike investment funds that buy and sell publicly traded stocks with readily available market prices, OBDC holds loans to private companies whose value must be determined through other means. Under OBDC’s investment advisory agreement (the “Investment Advisory Agreement”), Defendant manages OBDC in exchange for advisory fees calculated on OBDC’s gross assets and pre-incentive fee net investment income (“NII”). Those metrics depend in significant part on Defendant’s own valuation judgments and accrual-based income recognition practices. As a result, when Defendant assigns higher values to OBDC’s assets, delays markdowns, or recognizes additional non-cash income, OBDC—and its stockholders—pay Defendant higher fees.

3. The value that Defendant assigns to each loan is called its “fair value.” The total fair value of all OBDC’s investments, minus its liabilities, divided by the number of shares outstanding, yields OBDC’s net asset value per share (“NAV”). NAV is the fundamental measure of what each share of the Fund is worth. OBDC is publicly traded and when OBDC’s stock trades at a price below NAV and related fees, it signals that the market does not believe the Fund’s assets are worth what Defendant says they are. A related metric is the ratio of fair value to amortized cost (“FV/AC ratio”). “Amortized cost” is essentially what OBDC paid for an investment, adjusted over time for repayments and accrued interest. When the FV/AC ratio falls below 1.0, it means that, by Defendant’s own estimates, the investments are worth less than what OBDC paid for them.

4. Defendant has inflated the value of OBDC’s assets and extracted fees on the inflated value. As of June 30, 2026, OBDC stock traded at a roughly 22% discount to reported

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NAV, signaling the market’s judgment that Defendant’s reported asset values do not reflect true economic value. The portfolio’s FV/AC ratio was 0.985, reflecting that by Defendant’s own estimates, OBDC’s investments are worth less than what OBDC paid for them.

5. The inflated values assigned to OBDC’s portfolio of assets are underscored by numerous public reports that Defendant and its parent, Blue Owl Capital Inc. (“OWL”), have been mismarking and otherwise manipulating the assigned fair value of assets held across a variety of its public and private BDCs. In March 2026, a Los Angeles-based investment fund reported that OWL’s private credit funds misrepresented loan loss rates in marketing materials, rates that were too low given the risk profile of the companies they lent to, and that OWL assigned higher marks to loans in OBDC’s portfolio compared with current public trading prices of the same debt.

6. OBDC’s overconcentration in software and technology investments further contributes to the overvaluation of the Company’s portfolio. On April 2, 2026, Morgan Stanley analysts reported that they expect loans to companies in the software sector to result in above-average defaults of 8% in private credit loans and 5.5% annual defaults in broadly syndicated loans between the second half of 2026 through the first half of 2027 that will result in subpar returns and sluggish assets under management (“AUM”) growth. As a result, OWL is wrongly downplaying its actual exposure to software investments at OBDC and its other BDCs (many of which have overlapping investments) as fears spread that artificial intelligence (“AI”) could decimate the software industry.

7. The Wall Street Journal recently conducted an independent analysis of the software exposure of four of the largest private-credit fund managers, including OWL, using sector tags from data provider PitchBook and its own analysis and determined that each of the fund managers

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understated their funds’ exposure to software.1 While OBDC reports an 11.1% exposure to “Internet Software & Services,” that figure relies on non-standard internal classifications where many of OBDC’s additional investments in software and/or technology companies have been categorized differently by Defendant. Viewing OBDC’s portfolio on a more economic basis—focusing on the companies’ business model rather than Defendant’s characterization—OBDC’s software exposure is likely in the 20-30% range. This means that OBDC’s software exposure is materially higher than reported, and Defendant is understating the risk of those investments.

8. OBDC’s software exposure is an important consideration when evaluating whether Defendant’s fair value determinations on those investments are overstated. According to S&P Global Intelligence, median software loan bid prices declined to 86% of par in mid-March 2026 from 92% of par in February 2026. And UBS estimates default rates could hit 13% for US private credit if AI disruption accelerates—totaling $75 to $120 billion in potential defaults. As of February 2026, $25 billion of speculative-rated software loans traded below 80 cents on the dollar and PIK usage industry-wide surged from about 5% to over 11%.

9. While market participants and the market (via trading prices on OBDC’s common stock) indicate that Defendant is overvaluing OBDC’s portfolio assets, Defendant is nevertheless collecting full advisory fees based on its overvaluation. While the aggregate amount of fees paid to Defendant by OBDC has increased by 47% over the last five years, from $282.4 million in 2021 to $414.4 million in 2025, the increased fees were not accompanied by a proportionate increase in the services it provided to OBDC or the cost of providing investment management services to OBDC.

[1]

See Jack Pitcher & Matt Wirz, Private Credit’s Exposure to Ailing Software Industry is Bigger than Advertised, WALL ST. J. (Mar. 29, 2026), available at https://www.wsj.com/finance/investing/private-credits-exposure-to-ailing-software-industry-is-bigger-than-advertised-d80da378 .

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10. Section 36(b) of the ICA imposes a fiduciary duty on investment advisers to ensure that the compensation they receive from an investment company is not excessive. Defendant breached that fiduciary duty here by receiving investment advisory fees from OBDC that are so disproportionately large that they bear no relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

11. Defendant’s fees were grossly excessive because Defendant, inter alia, (i) assigned inflated values to OBDC’s assets and then collected inflated fees based on those inflated valuations; (ii) since the second quarter of 2024, has increased OBDC’s payment-in-kind (“PIK”) interests, which not only increases investor risk, but also increases Defendant’s management fee and income incentive fee base and allows Defendant to collect current cash fees on non-cash accrued income that OBDC may never collect in cash; and (iii) over multiple years, has consistently received flat-rate management fees of 1.5% of OBDC’s gross assets and incentive fees of 17.5% of OBDC’s pre-incentive fee NII despite the fact that OBDC’s assets have grown by approximately 30%, from $13.3 billion to $17.2 billion in the past five years. Yet, Defendant’s fees have increased by 47%, from $282.4 million to $414.4 million, during the same timeframe. This type of static percentage-based fee structure against the backdrop of a fund’s substantial asset growth results in the exact type of excessive fees that Congress intended to prevent in enacting Section 36(b).2

12. Plaintiff brings this action to recover for OBDC the excessive and unlawful investment advisory fees extracted by Defendant in violation of its fiduciary duty under Section 36(b) of the ICA.

[2]

See 1970 U.S.C.C.A.N. 4897, 4902 (noting problems that arise due to the economies of scale attributable to dramatic growth of a fund, that there is “a desirable tendency on the part of fund managers to reduce their effective charges as the fund grows in size”).

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JURISDICTION AND VENUE

13. Plaintiff brings this action for the benefit of OBDC pursuant to Section 36(b) of the ICA, 15 U.S.C. §§ 80a-35(b).

14. The Court has subject matter jurisdiction over these claims pursuant to Sections 36(b)(5) and 44 of the ICA, 15 U.S.C. §§ 80a-35(b)(5) and 80(a)-44, and 28 U.S.C. § 1331.

15. Personal jurisdiction and venue are proper in this judicial district pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391(b), because Defendant is headquartered in this district, transacts business in this district, and because certain of the acts and transactions giving rise to the Plaintiff’s claims occurred in this district.

16. No pre-suit demand on OBDC’s board of directors (the “Board”) is required, as the requirements of Fed. R. Civ. P. 23.1 do not apply to actions brought under Section 36(b) of the ICA. See Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 542 (1984).

THE PARTIES

A.	Plaintiff

17. Plaintiff is a stockholder of OBDC and has continuously owned shares of OBDC since at least March 5, 2025.

B.	Defendant

18. Defendant is a Maryland limited liability company headquartered at 399 Park Avenue, New York, NY 10022 and registered with the SEC as an investment advisor under the Investment Advisers Act of 1940 (the “IAA”). Defendant is a wholly owned subsidiary of OWL and part of the OWL credit platform—a direct lending platform with approximately $157.8 billion of assets under management as of December 31, 2025. Defendant focuses on direct lending to middle market companies primarily in the United States across four investment strategies, including diversified lending, technology lending, first-lien lending and opportunistic lending.

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19. Defendant provides investment management services to three OWL BDCs, including OBDC, and 23 other pooled investment vehicles. Defendant provides most of the services necessary for the origination of OBDC’s investment portfolio and also provides OBDC with operational administrative services.

20. As of March 31, 2026, Defendant had regulatory assets under management of approximately $65 billion.

C.	Non-Party OWL

21. OWL is a publicly traded alternative investment asset management company headquartered at 399 Park Avenue, New York, NY 10022. OWL common stock is listed on the New York Stock Exchange under the ticker “OWL.” As of December 31, 2025, OWL had $307.4 billion AUM.

22. OWL sponsors and controls multiple public and private BDCs in addition to OBDC. Each BDC holds predominantly illiquid private credit assets and pays advisory fees to one of OWL’s affiliated advisers, including Defendant. Each BDC maintains its own board of directors and audit committee, which are responsible for overseeing the adviser’s fees, valuation process, fair value determination and related governance function. OWL’s BDCs share significant portfolio overlap, often exceeding 70% to 90% across funds with similar strategies.

23. OWL originates deals centrally and allocates them across multiple affiliated vehicles, all of which pay fees to OWL, directly or indirectly.

24. OWL has three major product platforms: (i) Credit, which includes direct lending, alternative credit, investment grade credit, and liquid credit; (ii) Real Assets, which includes primarily net lease, real estate and digital infrastructure investment strategies; and (iii) GP Strategic Capital, which primarily focuses on acquiring equity stakes in, and providing debt financing to, large private equity and private credit firms.

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25. OWL offers a number of products, including private funds and “Regulated Products”. OWL’s Regulated Products include BDCs that it manages, including OBDC, Blue Owl Capital Corporation II (“OBDC II”), Blue Owl Technology Finance Corp. (NYSE: OTF), Blue Owl Credit Income Corp. (“OCIC”), Blue Owl Technology Income Corp. (“OTIC”), Blue Owl Capital Corporation III, and, until March 24, 2025, Blue Owl Technology Finance Corp. II.

26. Defendant is part of OWL’s Credit platform, and OBDC is one of OWL’s direct lending vehicles.

D.	Non-Party OBDC

27. OBDC, formerly known as Owl Rock Capital, is a Maryland corporation headquartered at 399 Park Avenue, New York, NY 10022. OBDC closed its initial public offering on July 22, 2019, and its common stock began trading on the NYSE on July 18, 2019. Since July 6, 2023, OBDC’s common stock trades on the NYSE under the symbol “OBDC.” OBDC has elected to be regulated as a BDC under the ICA.

BACKGROUND OF OBDC’S OPERATIONS AND EXCESSIVE FEES

A.	OBDC’s Organization and Operations

28. BDCs were established by Congress in 1980 as part of the Small Business Development Act, which primarily sought to encourage the flow of capital to small and middle market companies … at a time when bank balance sheets were strained. BDCs generally serve as a vehicle for investors to participate in direct lending to middle market companies. The vast majority of BDCs were created in the last 15 years as the direct lending market scaled and matured.

29. BDCs earn money primarily through the interest payments they receive for the capital they lend. They also collect income from origination and prepayment fees and other

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lending-related charges. In some instances, BDCs take equity stakes in their portfolio companies and can realize capital gains. As of March 2025, BDC assets under management exceeded $475 billion.

30. OBDC is an externally managed, closed-end BDC that, as of June 30, 2026, was the second largest publicly traded BDC by total assets, with more than $15 billion, and the third largest publicly traded BDC by market capitalization.

31. OBDC has elected to be treated as a regulated investment company (“RIC”) for U.S. federal income tax purposes. RICs can pass income through to investors, avoiding double taxation where both the RIC and the investors pay tax on the same income. The pass-through income allowable by RICs means the Fund avoids paying corporate income taxes on profits passed on to its stockholders. The only imposed income tax is on individual stockholders.

32. Investment companies must meet certain obligations and criteria in order to qualify as a RIC. A RIC must earn at least 90% of its income from capital gains, interest, or dividends from investments. It must also distribute a minimum of 90% of its (“NII”) in the form of interest, dividends, or capital gains to its stockholders. Additionally, at least 50% of the Fund’s assets must be in cash, cash equivalents, or securities.

33. OBDC’s investment strategy focuses on primarily originating and making loans to, and making debt and equity investments in, U.S. middle-market companies, with a focus on originated transactions sourced through the networks of Defendant. OBDC’s investment strategy has not changed during the relevant period.

34. OBDC’s portfolio investments consist primarily of first-lien debt instruments, but also includes investments in second-lien debt, unsecured debt, special financing debt investments, joint ventures, common and preferred equity investments, and specialty financing equity investments.

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35. As of June 30, 2026, OBDC had an average investment size in each of its portfolio companies of approximately $59.6 million based on fair value.

36. OBDC is overseen by a Board consisting of six directors, five of whom are labelled in OBDC’s public filings as “independent” directors. The Board has established four standing committees: a Nominating and Corporate Governance Committee, a Compensation Committee, an Audit Committee, and a Co-Investment Committee. The Chairman of the Board, currently Edward D’Alelio, acts as a liaison with Defendant. The same exact directors on the OBDC Board oversee six other funds managed by Defendant and/or its affiliates.

37. Like many other investment funds, OBDC does not have employees or facilities of its own. Services necessary for OBDC’s business operations are provided by individuals who are employees of Defendant or its affiliates, or by individuals contracted by Defendant, OBDC, or their respective affiliates to work on OBDC’s behalf pursuant to service contracts, including the Investment Advisory Agreement.

38. The Board is responsible for selecting and monitoring OBDC’s service providers, including its investment advisor and administrator, and approving all agreements with service providers, among other things.

B.	Defendant is OBDC’s Investment Advisor, Valuation Designee, and Administrator

39. Defendant serves as the investment adviser and manages the day-to-day operations of OBDC pursuant to the terms of the Investment Advisory Agreement. Defendant’s services under the Investment Advisory Agreement are not exclusive, and Defendant is free to provide

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similar advisory services to other entities. Defendant is the investment adviser to three BDCs and 23 other pooled investment vehicles and manages a combined AUM of approximately $65 billion.

40. Defendant is responsible for managing the Fund’s portfolio of securities, including determining the composition of OBDC’s portfolio and the nature and timing of any changes to the portfolio, structuring investments, determining the investments that OBDC makes, retains or sells, and determining the fair value of debt and equity securities that are not publicly traded and whose market prices are not readily available.

41. Defendant also provides asset valuation services to OBDC as the valuation designee (the “Valuation Designee”) of OBDC’s portfolio investments pursuant to SEC Rule 2a-5 under the ICA, 17 C.F.R. § 270.2a-5. SEC Rule 2a-5 establishes a framework for how BDCs determine the fair value of their investments in good faith. It requires investment companies to assess valuation risks, set fair value methodologies, and requires fund boards to determine the fair value of all fund investments or to designate the investment adviser for valuation, subject to board oversight.

42. Defendant’s valuation role is not collateral or incidental to the advisory services for which it is paid. Fair value determination is a service Defendant provides to OBDC. Under the Investment Advisory Agreement, Defendant is responsible for executing, monitoring and servicing OBDC’s investments, and for providing investment advisory research and related services reasonably required for OBDC’s investments. For a portfolio composed largely of illiquid Level 3 private-credit assets—debt and equity securities that are not publicly traded or whose market prices are not readily available—those advisory services necessarily include determining, monitoring, and updating the fair value of investments whose market prices are not readily available and determining when valuation adjustments or reassessments may be appropriate.

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43. OBDC values its investments quarterly at fair value as determined by Defendant, as well as any third-party valuation provider (“IVP”) that may be engaged by Defendant.

44. The fair value determination of OBDC’s portfolio investments is subjective and part of a conflict-ridden process. Specifically, the value of illiquid private credit instruments—assets lacking observable market quotations—is determined by Defendant using an analysis controlled by Defendant, while Defendant is paid higher fees based on higher valuations. Those fees are paid out of OBDC’s assets, and economically, OBDC’s stockholders bear the cost dollar-for-dollar through reduced equity.

45. In other words, Defendant is the same affiliated entity that controls the marks and gets paid on the marks: its fair value determinations drive OBDC’s reported asset values and NAV, while those same reported asset values and related income recognition affect the gross asset and NII-based fees OBDC pays Defendant for Defendant’s services. This alignment creates an inherent incentive for Defendant to inflate, stabilize, or delay markdowns of portfolio valuations, particularly during periods of market volatility, credit spread widening or liquidity stress.

46. Under the fair value rule, valuation processes are expected to include ongoing assessment of valuation inputs, assumptions, and methodologies, as well as procedures to identify and evaluate circumstances that may require valuation adjustments between periodic valuation events. The rule also requires funds to test the appropriateness and accuracy of their fair value methodologies. For private credit investments (which make up the majority of OBDC’s portfolio), this places particular emphasis on monitoring market conditions and investment-specific developments that could materially affect fair value.

47. The OBDC Board, primarily through the Audit Committee, is charged with overseeing Defendant’s valuation process. While OBDC’s public filings state that the valuation

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designee’s valuation process and fair value determination are subject to the oversight of the Board, the Board’s role in that process is not detailed. Nevertheless, under Rule 2a-5, the Board retains ultimate responsibility for fair valuation determinations.

C.	Defendant is Also OBDC’s Administrator

48. Defendant serves the additional role as OBDC’s Administrator pursuant to an administration agreement between Defendant and OBDC (the “Administration Agreement”). Pursuant to the terms of the Administration Agreement, Defendant performs, or oversees, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to stockholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others, which could include employees of the Defendant or its affiliates. OBDC reimburses Defendant for services performed under the Administration Agreement.

D.	The Advisory Compensation Structure

49. All investment professionals are provided by and paid for by Defendant, and OBDC reimburses Defendant for its allocable portion of the compensation paid by Defendant to OBDC’s Chief Compliance Officer and Chief Financial Officer and their respective staffs based on a percentage of time those individuals devote to OBDC, which is estimated.

50. OBDC bears all other costs and expenses of its operations, administration and transactions, including (i) investment advisory fees, including management fees and incentive fees, to Defendant pursuant to the Investment Advisory Agreement; (ii) administrative fees for its allocable portion of overhead and other expenses incurred by Defendant in performing its administrative obligations under the Administration Agreement; and (iii) all other costs and expenses of its operations and transactions.

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51. The fees OBDC pays Defendant for its advisory services are governed by the Investment Advisory Agreement, which is to be approved annually by a majority of the OBDC Board or by holders of a majority of OBDC’s outstanding voting securities, as well as a majority of the independent directors. On May 5, 2025, the Board approved the relevant-period Investment Advisory Agreement.

52. Pursuant to the Investment Advisory Agreement, OBDC pays Defendant fees for its investment advisory services consisting of two components: a management fee and an incentive fee.

1.	Management Fee

53. Defendant is paid a base management calculated on OBDC’s average gross assets, excluding cash and cash equivalents but including assets purchased with leverage, at an annual rate of 1.50% on gross assets above a 200% asset-coverage ratio and 1.00% on gross assets below that threshold. The lower rate is tied to leverage, not Fund size; the fee structure contains no AUM-based breakpoint that reduces Defendant’s fee rate as OBDC grows. The fee is paid quarterly in arrears.

2.	Incentive Fee

54. OBDC pays Defendant an incentive fee with two components: an income-based incentive fee and a capital gains incentive fee.

55. The income-based incentive fee is calculated quarterly. Defendant receives 17.5% of OBDC’s pre-incentive fee NII after OBDC clears a 1.50% quarterly hurdle, subject to a catch-up between 1.5% and 1.82%. Within that catch-up range, Defendant receives 100% of pre-incentive fee NII until its incentive fee equals 17.5% of all pre-incentive fee net investment income for the quarter; above 1.82%, Defendant receives 17.5% of the excess.

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56. Pre-incentive fee NII consists of dividends, interest, and fee income accrued by OBDC, less operating expenses. Because the calculation uses accrued income, it includes amounts OBDC has not received in cash, including income from deferred-interest investments such as original issue discount, debt instruments with PIK interest, and zero-coupon securities.

57. That feature creates a risk of future nonpayment, even as OBDC issues quarterly payments to Defendant as if it had been paid in cash. When a borrower pays using PIK interest, OBDC records income even though cash collection depends on future repayment or refinancing. If the borrower defaults or cannot refinance at maturity, OBDC may never collect the cash corresponding to that accrued income. Defendant nevertheless is paid quarterly cash incentive fees on accrued PIK income when earned, and the Investment Advisory Agreement does not require Defendant to return those fees if the accrued income later proves to be uncollectible. Thus, PIK income allowed Defendant to collect cash fees on non-cash, contingent income, while OBDC and its stockholders retain the collection risk.

58. The second component of the incentive fee, the capital gains incentive fee, is payable annually in arrears and equals 17.5% of cumulative realized capital gains from the end of the immediately preceding calendar quarter commencing with the first calendar quarter following July 18, 2019 to the end of each calendar year, net of cumulative realized capital losses and unrealized capital depreciation.

E.	The Magnitude of Advisory Fees Paid by OBDC

59. To the extent Section 36(b) provides a damages limitation “start date” (but no corresponding end date), damages are limited to only those excessive fees charged during the period beginning one year prior to the complaint filing (but extending through the pendency of the action). Under the relation-back doctrine, the applicable “start date” is April 27, 2026, which is the date Plaintiff commenced this litigation.

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60. On February 18, 2026, OBDC reported its advisory fees for the year ended December 31, 2025.3 The aggregate amount of fees OBDC paid to Defendant has increased by 47% over the last five years, from $282.4 million in 2021 to $414.4 million in 2025.

61. The table below sets forth the investment management fees and incentive fees that OBDC paid to Defendant over the past five years:

	2021	2022	2023	2024	2025	Increase
Management Fees	$178.5 M	$188.8 M	$191.6 M	$193.6 M	$252.0 M	+$58.4M (+30.2%)
Income Incentive Fees	$104.0 M	$118.1 M	$159.9 M	$157.2 M	$162.4 M	+5.2M (3.3%)
Total Fees	$282.5 M	$306.9 M	$351.5 M	$350.8 M	$414.4 M	+63.5M (+18.1%)

62. In just one year, Defendant’s advisory fees increased 18%, representing approximately 22% of investment income in 2025.

63. Over the last five years, OBDC’s gross assets have increased by 35%, from $12.7 billion to $17.2 billion. Defendant’s management fee and income base fee percentages of 1.50% and 17.50%, respectively, have remained constant over the last five years, despite the fact that the gross asset based on which the fee is calculated has grown by 35%.

64. This is precisely the type of excessive fee construct that Congress intended to prevent by enacting Section 36(b), as explained in the legislative history (1970 U.S.C.C.A.N. 4897, 4902):

Problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency on the part of some fund managers to reduce their effective charges as the fund grows in size.

[3]	See Blue Owl Cap. Corp., Annual Report (Form 10-K), at F-76 (Feb. 18, 2026) (“2025 10-K”), available at https://www.sec.gov/Archives/edgar/data/1655888/000165588826000010/obdc-20251231.htm.

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65. A common advisory fee structure that addresses excessive fees as assets under management increase is a percentage-tiered fee structure, which includes a declining fee percentage rate as a fund’s assets under management increases. Yet, Defendant’s advisory fees are, and always have not included any AUM-based breakpoint that reduces the applicable fee rate despite OBDC’s considerable growth over the last five years.

66. The magnitude of Defendant’s fees is even more striking when compared to the economic return actually delivered to OBDC stockholders. In 2025, OBDC stockholders received cash dividends of approximately $1.58 per share. OBDC’s NAV decreased by $0.45 per share, from $15.26 as of December 31, 2024 to $14.81 as of December 31, 2025, so distributions equaled the total return to stockholders.

67. During that same period, Defendant collected approximately $414.4 million in advisory fees, or approximately $0.82 per share on the same weighted average share base. Thus, for every dollar of cash distributions paid to OBDC stockholders in fiscal year 2025, Defendant collected approximately $0.52 in advisory fees.

68. Moreover, Defendant’s base management fee of 1.5% is based on OBDC’s gross assets, which includes assets financed with leverage (which increases the fee base). A 1.5% management fee on gross assets equates to 3.00% on NAV at 1.0x leverage. OBDC’s total return based on net asset value was 9.0% in 2025. To earn that 9% return, OBDC stockholders bore a 1.3x leverage and paid advisory fees of $414.4 million, equal to 5.7% of average net assets. Thus, OBDC stockholders took leverage risk and paid fees to land returns between two unlevered, nearly fee-free alternatives, public high yield bonds, which yield a total return of 8.5% and the Cliffwater Direct Lending Index, the private lending benchmark, which returned 9.3% in 2025.

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69. Defendant collected hundreds of millions of dollars in advisory fees in a year when OBDC’s realized investment performance was burdened by realized and unrealized losses and stockholder distributions were increasingly dependent on income streams that included substantial non-cash PIK income. Put differently, Defendant’ fee structure allowed it to capture a disproportionate share of the Fund’s cash and economic returns while OBDC stockholders bore the risk that accrued, non-cash income and market asset values would not ultimately be realized, without any corresponding or appropriate clawback mechanism requiring Defendant to return fees previously earned or unrealized income.

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70. A review of the allocation of OBDC’s gross investment income demonstrates that less than half of OBDC’s income goes to stockholders and more than half going to pay high management fees and the cost of leverage.

F.	Defendant’s Compensation Structure Generates Excessive Fees

71. The Investment Advisory Agreement includes an advisory fee structure based on OBDC’s gross assets, which serves to artificially boost fees in several ways.

72. First, OBDC’s assets are Level 3 assets, meaning debt and equity securities that are not publicly traded or whose market prices are not readily available. This means that the value of those assets is determined by Defendant and comes from models controlled by Defendant. Defendant’s fee is based on those self-interested fair value determinations.

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73. Second, PIK interest is capitalized into the principal balance and amortized cost basis of the underlying investment. As a result, OBDC records additional investment income and a higher contractual amount owed, even though it has not received corresponding cash and ultimate collection may depend on the borrower’s future ability to refinance or repay. To the extent those accrued amounts are reflected in the asset’s fair value, they also increase the total asset base on which Defendant’s management fee is calculated. Despite the fact Defendant restructures a loan to include a PIK instrument, and thus increases the risk of that investment, it does not correspondingly mark down the value of that loan to reflect that increased risk.

74. Third, Defendant’s incentive fee is based on a percentage of pre-incentive fee NII, which includes—in the case of investments with a deferred interest feature (such as a PIK interest)—accrued income that OBDC may not have received in cash. Thus, the same non-cash PIK accrual can benefit Defendant by increasing the gross asset base used to calculate the management fee and by increasing fee-bearing NII used to calculate the income incentive fee. Furthermore, in instances where Defendant has received an incentive fee based on deferred income that is ultimately uncollected by OBDC, the Investment Advisory Agreement fee structure does not provide for a clawback requiring Defendant to return the incentive fees previously received on that unrealized interest income. Although future NII may be lower if the investment later stops accruing income, is placed on non-accrual, or is written down, that future effect does not compensate OBDC for cash incentive fees already paid to Defendant on income that was never actually realized.

75. These three features of Defendant’s compensation framework not only result in excessive advisory fees, but also fail to address inherent conflicts of interest associated with Defendant’s management services and compensation.

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G.	PIK Income and Fee Conflict

1.	What PIK is and How it Works

76. A significant feature of OBDC’s NII is non-cash (or PIK income). In a typical loan, the borrower pays interest in cash each quarter. In a PIK arrangement, instead of paying cash, the borrower adds the owed interest to the loan’s principal balance, effectively paying with an IOU rather than cash. PIK therefore allows borrowers—often companies facing distress or cash constraints—to defer cash interest payments until loan maturity, causing the debt balance to grow over time.

77. ASC Topic 946 provides GAAP accounting and reporting guidelines for entities that qualify as investment companies. Under ASC Topic 946, when a borrower elects to pay interest in kind rather than in cash, the accrued PIK amount is capitalized into the loan’s principal balance and amortized cost basis. Each quarter, OBDC records investment income equal to the PIK coupon multiplied by the outstanding balance. That income increases the asset’s cost basis but generates no cash inflow to the fund.

78. PIK arrangements eliminate a critical market signal that exists in conventional cash-pay loans. With a cash-pay loan, the periodic coupon functions as an independent indicator of credit performance: if the borrower fails to deliver a scheduled cash interest payment, the absence of that payment is observable, binary, often constituted an event of default, and forces the investment manager to confront whether the position should be reclassified as nonperforming. The cash coupon is, in effect, an honest broker—it either arrives or it does not, and its non-arrival can trigger evaluation of non-accrual, valuation and disclosure consequences.

79. PIK securities eliminate this mechanism. Because the contractual terms permit (or require) the borrower to satisfy its interest obligation by adding to the outstanding principal

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balance rather than delivering cash, there is never a moment at which the absence of a cash payment forces Defendant (the Valuation Designee) to acknowledge deterioration. Rather, the borrower’s obligation is “met” on paper regardless of whether the underlying enterprise could service a cash coupon of equivalent magnitude. The position remains technically “performing” under its contractual terms even as the credit quality of the borrower may be declining, which should warrant a mark down.

80. This creates a defensive marking dynamic. Because PIK allows a borrower to remain contractually current without making cash interest payments, the Valuation Designee can maintain the position as income-producing and delay the moment when credit deterioration must be reflected through a formal non-accrual designation or distressed mark. Rather than forcing a gradual, cash-pay-based reassessment of fair value as the borrower’s ability to service debt deteriorates, PIK allows Defendant to preserve the appearance of performance until impairment becomes too significant to defer. The result is a cliff-marking dynamic: the position remains marked at or near par (rather than fair value) and continues generating fee-bearing income for as long as possible, then plummets when a restructuring, non-accrual designation or other credit event makes the deterioration unavoidable. The result is that PIK positions occupy a valuation limbo that services Defendant’s interests: the position is never formally classified as nonperforming (preserving the income accrual and the incentive fees earned on that accrual), yet the fair value marks move further below cost (acknowledging, implicitly, that full recovery is uncertain). Defendant avoids the headline risk of a non-accrual reclassification and continues to earn fees on the compounding PIK income through the descent.

2.	PIK Inflates Defendant’s Fees

81. PIK income affects Defendant’s compensation across both components of its fee structure.

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82. First, PIK interest is included in NII and therefore contributes directly to the income-based incentive fee calculation. When a borrower pays interest in kind, OBDC records income even though cash collection depends on future repayment or refinancing. Defendant nevertheless receives quarterly cash incentive fees on that accrued PIK income.

83. Second, because PIK interest is capitalized into the principal balance and amortized cost basis of the underlying investment, it increases OBDC’s gross assets whereas an interest payments in cash would not. The base management fee is calculated on OBDC’s gross assets, so PIK income expands the asset base on which Defendant’s management fee is calculated (through inflated NII) and the management fee (through an expanded gross asset base).

84. In addition, by increasing reported asset values and delaying the recognition of unrealized depreciation and realized losses, PIK income increases the magnitude of capital gains incentive fees, which are calculated net of such losses and depreciation. Accordingly, a single PIK dollar benefits Defendant across all three components of its compensation.

85. OBDC reported $183.4 million of total PIK income in 2025, consisting of approximately $127.4 million of PIK interest income and $56.0 million of PIK dividend income.

86. Both accrued PIK interest and PIK dividends are included in pre-incentive fee NII and therefore count toward the 1.50% quarterly hurdle and the 1.82% level at which Defendant’s catch-up is achieved. After the hurdle is exceeded and the catch-up is achieved, each incremental dollar is subject to Defendant’s 17.5% income incentive fee; accordingly, OBDC’s $183.4 million of PIK income corresponds, on a marginal basis, to approximately $32.1 million of income incentive fees. Those fees were paid in cash on income OBDC had not received in cash. And to the extent OBDC did not ultimately realize that PIK interest as a result of a borrower’s default, Defendant was not required to return the fees it received on that interest.

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87. Critically, the Investment Advisory Agreement does not include a clawback mechanism requiring Defendant to return incentive fees received on accrued income that OBDC never actually collects in cash. Although future NII may be lower if the investment later stops accruing income, is placed on non-accrual, or is written down, that future effect does not compensate OBDC for cash incentive fees already paid to Defendant on income that was never realized. Defendant’s incentive fees are calculated quarterly and payable in arrears shortly after each quarter-end, meaning incentive fees are paid on income that remains contingent on the borrower’s future ability to refinance or repay the underlying obligation. The risk of non-collection is borne entirely by OBDC and its stockholders, while Defendant retains the fees.

3.	OBDC Has Higher Than Average PIK Interest

88. PIK income has increasingly represented a material component of OBDC’s reported investment income. In 2025, OBDC reported approximately $183.4 million of total PIK income—$127.4 million of PIK interest and $56.0 million of PIK dividends—representing approximately 9.9% of total investment income. In the second quarter of 2026, total PIK income represented 10.7% of investment income, up from 9.1% in the second quarter of 2025, and approximately 24% of quarterly NII.

89. The timing of this shift, occurring after a sustained period of rising interest rates and increasing credit stress, indicates that these PIK positions were not newly originated investments, but rather the result of restructurings or amendments to existing loans where borrowers were unable to meet cash interest obligations. In such circumstances, the conversion of cash-pay obligations into PIK structures reflects underlying borrower distress and a deterioration in credit quality, rather than the creation of new performing assets.

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90. Ratings agency Fitch Ratings has reported on OBDC’s above-average PIK exposure and noted that Fitch would view the Fund’s inability to reduce PIK and/or demonstrate strong collections of accrued PIK in cash negatively. SEC Staff has likewise recently emphasized that growing PIK income may signal deterioration in borrower financial condition or increased credit risk and may materially affect investors’ assessment of the quality and sustainability of a fund’s reported income.4 Yet, PIK’s share of OBDC’s investment income increased again in 2026, reaching 10.7% in the second quarter compared with 9.1% in the prior-year quarter.

91. PIK interests increase OBDC’s future investment income, which increases its gross assets, and as a result increases Defendant’s management fee. Yet, PIK instruments carry an increased credit risk and may become uncollectible by the Fund. And even though some of the PIK interest may be uncollected by the Fund, Defendant’s management fee is nevertheless calculated on OBDC’s gross assets, which include PIK interest.

4.	PIK Creates a Cash-Earnings Coverage Gap for OBDC and its Stockholders

92. As a RIC, OBDC is required to distribute at least 90% of its investment company taxable income, including PIK income, and therefore must make cash distributions to stockholders. PIK interest is taxable when accrued, regardless of whether it has been received in cash. OBDC therefore must fund cash distributions to stockholders on income that it has not actually received in cash.

93. The result is an asymmetrical structure that benefits Defendant while burdening OBDC and its stockholder: accrued PIK income increases pre-incentive fee NII and therefore

[4]

Kurt Hohl & Brian Daly, Statement on Fair Value Measurement and Disclosure Considerations for Private Assets, U.S. Sec. & Exch. Comm’n (Sept. 28, 2026), available at https://www.sec.gov/newsroom/speeches-statements/hohl-daley-statement-fair-value-measurement-disclosure-considerations-private-assets-092806. The Staff emphasized that ASC Topic 820 requires consideration of broader market information, including credit spreads, liquidity conditions, comparable transactions, public-market equivalents, secondary-market indications and relevant credit indices.

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supports Defendant’s quarterly cash incentive fees, but OBDC must distribute cash on income that may not be collected until maturity, if ever. As PIK income has grown, so too has the mismatch between OBDC’s cash income and the cash distributions it must fund. This cash income dividend coverage is the direct result of the management decisions and services Defendant provides to OBDC—i.e., its increased use of PIK instruments, which inflates its management fee base.

94. That asymmetry has produced a measurable cash-earnings coverage gap. Over the three cumulative years ending December 31, 2025, OBDC recognized approximately $633 million in non-cash PIK income. After deducting PIK, OBDC’s cash NII was approximately $1.662 billion. During the same period, OBDC paid approximately $2.08 billion in dividends, resulting in a cumulative gap between cash NII and dividends paid of approximately $422 million. Because OBDC’s cash distributions exceeds its cash NII, the excess necessarily required other sources of liquidity, including some combination of portfolio sell-down and affiliate merger cash. Regardless of the precise source, which is within Defendant’s possession, the coverage gap demonstrates that reported non-cash income supported distributions that were not supported by contemporaneous cash earnings.

95. This structure further magnifies the fee conflict. Defendant controls the selection, structuring, and continued holding of investments carrying PIK terms, the timing of income recognition and non-accrual determinations, and the fair-value determinations for the positions that generate that income. Those decisions affect the amount of taxable income subject to OBDC’s distribution requirement. At the same time, Defendant collects current cash incentive fees on non-cash PIK income and current base management fees on gross assets, including assets financed with leverage. In fiscal year 2025, approximately 21% of OBDC’s cash distributions were not covered by cash earnings. Although OBDC’s precise investment company taxable income is not fully

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disclosed, GAAP NII provides a publicly available approximation illustrating the magnitude of the cash mismatch. The precise calculation and composition of OBDC’s taxable income are within Defendant’s possession.

96. High levels of PIK can hurt the cash earnings coverage of BDC dividends because PIK is collected in cash only upon final repayment. BDCs can exhibit cash earnings coverage below 100% despite strong growth in NII from higher rates due to elevated PIK income.

97. Sustained cash earnings coverage below 100% for BDCs is viewed negatively, according to Fitch Ratings. As shown above, the three-year cumulative impact of OBDC’s increased use of PIK interest has contributed to OBDC’s cash earnings coverage gap.

98. This framework creates an asymmetry between the timing of adviser compensation and the realization of credit outcomes within the portfolio. Adviser compensation tied to accrued income may be earned and paid quarterly, while the economic performance of the underlying investments—including the collectability of PIK interest and the ultimate recovery value of the loans—may only become apparent over a longer time horizon. In point of fact, for the first quarter

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2026, OBDC reported that its aggregate net unrealized losses jumped over $100 million, as compared to total net change in unrealized gains of roughly $95 million in the prior year.

99. Defendant’s decision to include high levels of PIK in OBDC’s portfolio undermines the quality of the advisory services it provides to OBDC. PIK is considered a lower quality asset because it: (i) is “paper” income, not actual income; (ii) masks underlying borrower distress; (iii) compounds risk (as total debt grows larger from interest added to principal, default risks increase); and (iv) delays losses (creates a false sense of safe performance because deferred provisions allow for delayed write-downs). Thus, OBDC’s reliance of PIK interest (as a result of Defendant’s investment choices) increases the Fund’s credit risk and uncertainty in cash flow realization.

DEFENDANT’S CONFLICTS OF INTEREST

100. Defendant’s dual role as the investment adviser and the Valuation Designee creates a conflict architecture in which Defendant simultaneously controls the marks of OBDC’s assets and benefits financially from higher marks. The conflict operates on multiple levels.

101. First, Defendant’s management fee is 1.50% of OBDC’s gross assets. Every 1% increase in OBDC’s reported asset values adds approximately $2.5 million in annual base management fees alone, before accounting for any additional incentive fees, PIK-related income fees, capital gains fee effects, or broader platform benefits tied to maintaining elevated NAV and reported asset values.

102. Second, Defendant’s income-based incentive fee is 17.5% of NII above a 1.50% quarterly hurdle. PIK income flows into NII despite generating no current cash, allowing Defendant to earn quarterly cash incentive fees on income OBDC may not ultimately collect. At the same time, accrued PIK increases the contractual principal balance and amortized cost basis of the underlying investment and, to the extent those accrued amounts are reflected in fair value, also increase the asset base used to calculate Defendant’s base management fee.

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103. Third, many of OBDC’s portfolio positions are co-invested alongside the other OWL-affiliated funds. Defendant therefore marks positions in which the parent entity has direct economic exposure. A markdown on an OBDC portfolio asset would signal impairment across multiple OWL vehicles, place tremendous downward pressure on OWL equity, impair fundraising narratives, and potentially trigger write-downs in private funds not subject to the ICA fair value reporting, giving Defendant massive economic incentives to hold marks stable that extend far beyond OBDC’s own fee structure.

104. Fourth, OWL operates OBDC and another publicly traded BDC, Blue Owl Technology Finance Corp. (“OTF”), along with numerous other private investment vehicles with a substantial portfolio overlap. Adjusting a mark in one vehicle logically affects all affiliated vehicles holding the same position. The systemic incentive is to maintain mark consistency across the platform. Any markdowns could result in reducing fees, impairing reported performance, and undermining capital-raising efforts across multiple affiliated vehicles simultaneously.

105. The determination of fair value of OBDC’s portfolio investments is subjective. Because OBDC’s portfolio comprises Level 3 assets (significant unobservable inputs), the fair value of those assets comes from models controlled by Defendant. Those fees are paid out of OBDC’s assets, and economically, OBDC’s stockholders bear the cost dollar-for-dollar through reduced equity. This alignment creates an inherent incentive for Defendant to inflate, stabilize, or delay markdowns of portfolio valuations, particularly during periods of credit spread widening or liquidity stress.

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EVIDENCE OF DEFENDANT’S OVERVALUATION AND FEE-GENERATING

STRATEGIES THAT INCREASE RISK AND MASK PERFORMANCE METRICS

106. An analysis of Defendant’s valuation practices shows that Defendant maintains value marks of OBDC’s portfolio assets at levels that are inconsistent with observable market evidence, economic conditions, and the evolving risk profile of the Fund’s portfolio. Over the relevant period, credit conditions materially deteriorated across the private credit market, including rising interest burdens, increased use of PIK structures, growing non-accruals, and increasing realized losses that were not reflected in OBDC’s asset values as determined by Defendant.

A.	Defendant’s Valuation Judgment Directly Affects OBDC’s NAV

107. When an asset’s amortized cost exceeds its fair value, the security is considered impaired or carrying an unrealized loss.

108. For the second quarter of 2026, OBDC reported that the fair value of its assets was $14.96 billion, versus an amortized cost of $15.11 billion, reflecting net unrealized depreciation in the portfolio. The existence of some depreciation, however, does not establish that Defendant’s marks fully reflected the portfolio’s economic risk or that further write-downs were unwarranted. Instead, the gap confirms that Defendant’s valuation determinations directly affect OBDC’s reported NAV and, because Defendant’s advisory fees are calculated on OBDC’s asset base, the amount of fees Defendant collects.

109. For the second quarter of 2026, OBDC reported NAV per share of $14.26, down from $14.41 in the prior quarter. Since at least November 2025, OBDC’s public share price has persistently traded at a 20% or more discount to NAV. Yet, Defendant has collected management fees on assets that the market has priced at materially lower levels, thereby resulting in excessive management fees to Defendant.

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110. OBDC’s stock trading at a 20%+ discount to NAV further indicates that the market disagrees with Defendant’s determination of OBDC’s asset values.

111. Defendant’s fair value determinations of OBDC’s portfolio assets have also been specifically criticized by market participants. In March 2026, Glendon Capital Management, an investment firm with $5 billion AUM, criticized Defendant’s valuation of loans in OBDC’s portfolio, noting that the higher marks on those loans at the end of 2025 compared with current public trading prices of debts tied to the very same companies, gave it “concerns about the true valuation” of OBDC’s portfolio.5

112. Among other examples of overvaluation, Defendant assigned values to riskier junior loans at multiple companies in OBDC’s portfolio that were meaningfully above the recent public trading prices of safer, more senior debts issued by those same companies. The junior tranches of debt in OBDC’s portfolio would not normally be valued higher than senior ones because they have lower recovery priority in the event of a bankruptcy or restructuring. In one example, OBDC marked $235 million in junior preferred stock and second-lien debt it held in human resources software company Cornerstone OnDemand, Inc. at about 90 cents on the dollar at the end of 2025, but that company’s most senior tranche of debt recently traded at just 78 cents on the dollar, a price broadly considered a sign of distress. This gap in valuation as manipulated by Defendant does not diminish that OBDC will be forced to write down the value of its junior Cornerstone securities holdings. Glendon pointed to similar disconnects in OBDC’s loans to KKR-owned cyber security group Barracuda, Peraton Corp., and Conair Holdings, among others.6

[5]

See Sujeet Indap & Antoine Gara, Investment fund questions in Blue Owl’s private credit portfolio, FIN. TIMES (Mar. 12, 2026), available at https://www.ft.com/content/d0014b3a-94bf-4f78-8f47-64fca522e373.

[6]	Id.

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113. That OBDC’s stock trades at a large discount to NAV, together with the position-level valuation evidence alleged above, further supports that Defendant’s reported marks do not reflect the portfolio’s economic risk.

B.	PIK Securities Valued Near Par Despite Clear Credit Deterioration

114. OBDC’s PIK securities holdings ($586.14M at amortized cost) are a sensitive indicator of enterprise value and susceptible to mark inflation—yet they have shown very low changes in fair value related to amortized cost over nearly two years.

115. Unlike fixed coupon or floating rate debt, PIK debt tends to characterize riskier credits and, in the case of restructurings in which cash coupons are substituted in whole or in part for PIK, credits which are unable to bear the normalized cash costs of debt service. These phenomena are compounded in PIK preferred equity which sits at the bottom of the capital structure. PIK preferreds have no contractual maturity, generate no cash income, and are functionally equity in any downside scenario. Fair value should be driven by enterprise value / equity value approaches—not the yield-based income method used for senior debt. The application of a credit model to an equity instrument produces artificial stability.

116. The PIK securities serve as the canary in the coal mine because those securities are subordinated, equity-risk instruments exhibiting implausibly low mark volatility in OBDC’s second quarter of 2024 based on Defendant’s valuation determinations, despite a period of macroeconomic and credit stress, and in contrast to the performance of comparable public market instrument.

117. For example, OBDC’s investment in Inovalon Holdings, Inc. consists of a second-lien loan position structurally subordinate to billions of dollars of senior secured debt. The position was originated at par but is now carried at approximately 92% of amortized cost, reflecting a

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discount attributable to credit deterioration rather than original issue discount. Notwithstanding this deterioration, the investment accrues interest entirely in the form of PIK, meaning OBDC recognizes income—and Defendant earns incentive fees—despite receiving no cash payments on a position already marked below par. The position’s risk profile is further heightened by its deeply subordinated placement in the capital structure, its dependence on enterprise value sufficient to cover multiple layers of senior debt, and uncertainty surrounding the borrower’s long-term exit or refinancing prospects. In this context, the combination of a near-par valuation and continued income recognition on a non-cash, subordinated position is difficult to reconcile with the underlying credit risk.

118. Similarly, OBDC’s investment in Minerva Holdco, Inc. consists of a preferred equity position structurally subordinate to more than $9 billion of operating company debt, with no current cash payments and recovery dependent on a future sponsor exit. Despite this highly subordinated, equity-like risk profile, the position is carried at approximately cost. Unlike traditional debt instruments, the value of such a position depends on residual enterprise value after satisfaction of senior obligations and would be expected to exhibit materially greater valuation sensitivity under deteriorating credit conditions.

119. OBDC’s investment in Cornerstone OnDemand consists of junior and preferred securities that are structurally subordinate within the capital structure and accrue interest entirely in the form of PIK, reflecting a borrower decision to preserve cash rather than service debt obligations. Despite these indicators of credit stress, the position is carried at approximately 90% of par. This risk is further compounded by the fact that Cornerstone was acquired in a leveraged buyout at peak software valuations in 2021, while comparable publicly traded enterprise software companies have since experienced material multiple compression, constraining exit opportunities

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and increasing the risk associated with highly leveraged capital structures. In this context, the combination of non-cash income, structural subordination, and limited exit visibility is difficult to reconcile with a near-par valuation.

120. Pluralsight, LLC provides a striking same-borrower comparison. As of December 31, 2025, OBDC held two first-lien PIK tranches of this affiliated borrower, both maturing in August 2029. One remained on accrual and was marked at 98.3% of amortized cost, while the other was already on non-accrual and marked at 84.5% of cost. By March 31, 2026, the non-accrual tranche had fallen to 40.3% of cost while the accruing tranche remained at 94.8%; by June 30, 2026, the non-accrual tranche had fallen to 8.8% while the accruing tranche remained at 89.8%. Throughout this period, the accruing tranche continued to generate PIK income included in fee-bearing NII. The widening divergence between two first-lien PIK instruments of the same borrower with the same maturity—while one remained near par and continued generating fee-bearing income as the other deteriorated toward zero—supports the inference that Defendant’s marks and non-accrual determinations did not timely reflect borrower-level credit deterioration.

121. These position-level outcomes are consistent with the broader pattern of compressed volatility across the PIK portfolio and reinforce the inference that valuation marks facially have not appropriately incorporated underlying credit risk.

122. The timing at which the PIK securities began to appear in OBDC’s portfolio also warrants consideration when analyzing the valuation practices and its relationship to Defendant’s fees. PIK securities did not exist in OBDC’s portfolio before the second quarter of 2024. Their advent coincides with post-2021 leveraged buyout stress, suggesting they are restructuring byproducts dressed as new originations.

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123. Accurate (lower) marks on the portfolio assets would reduce Defendant’s annual fees by as much as $26 to $52 million, as explained below. Further, Section 18(a) of the ICA restricts registered closed-end investment companies like OBDC from issuing “senior securities” (leverage/debt) unless they maintain specific asset coverage ratios. A 20% markdown of OBDC’s portfolio assets would breach the Section 18(a) leverage ceiling—a solvency-level event, representing 10.3% of OBDC’s of total investment income, that Defendant has every incentive to avoid.

C.	OBDC’s Non-Accrual Levels Have Increased Substantially

124. Non-accrual investments represent loans where borrowers have ceased making contractual interest payments and therefore serve as a commonly referenced indicator of credit stress within a lending portfolio.

125. Non-accrual positions increased more than fivefold between 2023 and 2025, reaching approximately $181 million at fair value and $377 million at cost by year-end 2025.

Year-End	Non-Accrual (approx. % of portfolio at fair value)
2023	0.2%
2024	0.4%
2025	1.1%

126. These positions were carried at an average valuation of approximately 48 cents on the dollar, indicating substantial impairment once loans entered non-accrual status. The magnitude of these write-downs shows the degree to which credit deterioration materially impairs portfolio valuations when loans ultimately transition from performing to non-performing.

127. Loparex Midco B.V. illustrates the cliff-marking dynamic described above. As of December 31, 2025, OBDC carried four Loparex debt tranches at aggregate amortized cost of

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approximately $134.9 million and aggregate fair value of approximately $122.4 million, or approximately 90.8% of cost. The two second-lien tranches were marked at approximately 89% and 97% of cost even though Loparex had already completed a 2024 distressed exchange that S&P Global Ratings treated as tantamount to a default and had characterized Loparex’s post-exchange capital structure as “unsustainable.” Thus, substantial credit distress was already publicly observable while Defendant continued to carry structurally subordinated second-lien debt at or near par.

128. Six months later, OBDC marked the same Loparex position at approximately $8.3 million in aggregate, or approximately 6% of amortized cost, and placed the entire position on non-accrual. The two second-lien tranches fell to approximately 5.1% of cost, while a first-lien tranche that had been marked above par at year-end fell to approximately 22.5% of cost. OBDC recognized approximately $114.5 million of unrealized depreciation on Loparex, making it the Fund’s single largest source of unrealized depreciation during the first half of 2026. OBDC’s President subsequently explained that a transaction intended to recapitalize Loparex “fell apart in the end, which led to the markdown” during the quarter. The collapse from approximately 91% of cost to approximately 6% in six months, after material credit distress was already publicly observable at year-end, shows that Defendant’s year-end marks did not incorporate the known credit risk that had already developed and that deterioration was recognized only after a severe markdown became unavoidable.

D.	Valuation Governance: OBDC’s Auditor Does Not Contribute to Quarterly Fair Value Determinations of OBDC’s Investments

129. OBDC’s independent auditor KPMG does not contribute to the quarterly fair value determinations of the Fund’s investments. Rather, as part of its year-end audit of OBDC’s consolidated financial statements, KPMG only performs “select” procedures relating to the

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valuation process and did not separately opine on the marks. As for KPMG’s role with respect to the fair value of investments in connection with the audit of OBDC’s FY 2025 financials, KPMG’s Opinion on the Consolidated Financial Statements included in OBDC’s 2025 10-K discloses that KPMG identified the evaluation of the fair value of investments as a critical audit matter.7 A critical audit matter is a matter arising from the audit of a company’s financial statements that the auditor is required to communicate to the audit committee that (i) relates to disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgment. KPMG determined that the evaluation of OBDC’s fair value of investments was a critical audit matter due to “high degree of measurement uncertainty.8

130. As recognized in the industry, auditors’ implementation of critical audit matters have “failed to provide the information that many investors most wanted and that the standard explicitly permits: (1) an indication of the outcome of the audit procedures performed on the matter; and (2) key observations with respect to the matter.” And an auditor’s failure to disclose these types of details offers little value to investors in that it fails to provide specific insights that investors need to assess audit and business risks.9

131. Thus, KPMG’s audit of OBDC’s fair values does not serve as a check on Defendant’s marks because KPMG’s audit report fails to provide details about (i) the outcome of the procedures performed and key observations relating to the fair value of investments, (ii) the specific inputs, assumptions, or ranges that management used, or (iii) whether KPMG’s testing produced results consistent with Defendant’s valuations or whether adjustments were required. And, in any event, KPMG’s “check” on fair value determinations is done ex post facto.

[7]	2025 10-K at F-3.
[8]	Id.
[9]

See Jeff Mahoney, Audit transparency unlocked: The value of critical audit matters (CAMs) to investors, THOMPSON REUTERS (June 2, 2025), available at https://tax.thomsonreuters.com/blog/audit-transparency-unlocked-the-value-of-critical-audit-matters-cams-to-investors/#what-are-critical-
audit-matters-cams.

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THE MACRO AND CREDIT BACKDROP DEMANDED ASSET WRITE DOWNS

A.	OBDC’s Recent Performance

132. On January 13, 2025, OBDC acquired Blue Owl Capital Corporation II (“OBDE”) in a related party transaction, making OBDC the second largest externally managed publicly traded BDC by total assets.

133. On November 5, 2025, OBDC announced a proposed merger with another related party private affiliate, Blue Owl Capital Corp II (“OBDC II”). The stated purpose of the proposed merger was to (i) improve liquidity for private investors in OBDC II by moving them into the publicly traded OBDC; and (ii) address increasing redemption pressure on OBDC II, which had faced substantial withdrawal requests from its investors. However, while the deal was structured as a NAV for NAV exchange and the loans in the two funds’ portfolios were nearly identical with many of the same assets marked at the same valuations, OBDC’s public shares at the time were trading at discount to NAV. Private investors in OBDC II, who hold shares at full NAV, objected to being merged into a public investment that immediately valued their holdings at a discount. The proposed stock-for-stock, NAV-for-NAV transaction would have forced an approximate 20% discount on OBDC II investors.

134. That OBDC public shares were trading at a discount to NAV indicated that the assets in the Company’s portfolio were overvalued according to the market. Following the announcement of the proposed merger, shares of OBDC dropped steeply, from approximately $15 per share to as low as $11.70 per share, which created an even further discount to NAV. The OBDC stockholder revolt forced OWL to terminate the merger on November 19, 2025.

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135. On November 5, 2025, OBDC concurrently announced that the Board approved a $200 million stock repurchase program, for which purchases may be made at management’s discretion from time to time in open market transactions. As of December 31, 2025, the Fund repurchased approximately $148 million of OBCD common stock at 86% of price-to-book value, accretive to NAV per share in the fourth quarter of 2025.

136. On February 18, 2026, OBDC issued its financial results for its fourth quarter and year ended December 31, 2025. OBDC reported fourth quarter 2025 adjusted earnings per share (“EPS”) of 36 cents, which beat analysts’ estimates. However, total expenses increased 20.5% year over year in the fourth quarter due to higher interest expenses and management fees. OBDC reported an adjusted net increase in net assets resulting from operations of $119.1 million, which decreased 23.1% year over year. The Fund reported increased debt of nearly $2 billion over the prior year. And while the Fund reported increased EPS for the quarter, its full-year EPS fell 19% from the prior year.

137. On February 18, 2026, OBDC announced in connection with the release of its financial results for its fourth quarter and year ended December 31, 2025, that OBDC and certain other OWL BDCs entered into agreements to sell $1.4 billion of investments to institutional investors, including $400 million of investments from OBDC. OWL stated that the proceeds of the asset sale will be used to pay down OBDC’s debt.

138. Defendant publicly characterized the February 2026 asset sale as validating its fair value marks. In the public filing announcing the transaction, OBDC President/OWL Managing Director Logan Nicholson stated that the sale “reinforces the rigor of our valuation process,” and Defendant characterized the investments as sold at fair value. However, that same public filing directly contradicts Nicholson’s valuation characterization because the assets selected for sale

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were not representative of the portfolio risks challenged here. The OBDC portion of the sale had an aggregate fair value of approximately $357.6 million, or 99.8% of par, but every investment sold was rated 1 or 2 on Defendant’s five-point internal investment rating scale, 91.9% were first-lien investments, and each sale represented only approximately 5% of OBDC’s exposure to the relevant borrower. No investment rated 3, 4 or 5 was included. The transaction therefore tested selected slices of OBDC’s highest-rated credits, not the lower-rated, subordinated and preferred-equity positions at the center of Plaintiff’s valuation allegations. Moreover, the buyers were not arm’s-length market participants: they were four public pension or insurance investors, some of whom already own stakes in the same assets they were buying, giving them an interest in avoiding a markdown of their existing holdings, and one of the buyers, insurer Kuvare, is an entity for which OWL manages some of its investment and which owns Kuvare preferred stock.10 Further, in connection with the sale, OWL-affiliated advisers agreed to provide the purchasers with advisory services in connection with the assets they purchased – meaning OWL’s relationship with the buyers continued after the closing. Of critical importance here is that the purchase price was not set by the market, but rather each asset sold was determined “in accordance with the Company’s standard valuation process,”11 that is, the buyers agreed to pay what OWL said the assets were worth.

The asset sale validated only the performing loans and left the larger contingent of riskier loans unexamined. In fact, since that asset sale, OBDC still trades at roughly a 25% discount to NAV, indicating that investors believe the NAV is still inflated. Thus, a near-par sale of that selected pool does not validate Defendant’s marks across OBDC’s portfolio.

[10]

See Jonathan Weil, Why Investors Were Right to Be Wary of Blue Owl’s $1.4 Billion Deal, WALL ST. J. (Mar. 27, 2026), available at https://www.wsj.com/finance/investing/why-investors-were-right-to-be-wary-of-blue-owls-1-4-billion-deal-6129ea6f.

[11]

See Press Release, Blue Owl Capital Corp., Certain Blue Owl BDCs to Sell $1.4 Billion of Assets to Institutional Investors (Feb. 18, 2026), available at https://www.blueowlcapitalcorporation.com/_assets/_d51ced740b0ac5a9260b91a396debb17/blueowlcapitalcorporation/news/2026-02-18_
Certain_Blue_Owl_BDCs_to_Sell_1_4_Billion_of_89.pdf .

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139. Having already repurchased approximately $148 million of OBDC common stock during the fourth quarter, OBDC also announced on February 18, 2026 that the Board approved a new repurchase program of up to $300 million of OBDC common stock, replacing the prior $200 million authorization. OBDC’s stock repurchases at a 14% discount of price-to-book value were a strategic effort by the Fund to prop up its NAV, as OBDC stock was trading at a more than 20% discount to NAV per share since at least November 2025.

140. Following the proposed and abandoned November 2025 merger between OBDC and OBDC II, investors in OWL’s affiliated private BDCs began a flood of redemption requests to withdraw their investments. OBDC II investor withdrawals was originally linked to valuation, as investors worried OWL’s loans were not worth what it said, partly because a large portion of OBDC II’s lending was to software companies and OBDC’s nearly identical portfolio was trading at a big discount to NAV. OBDC II saw surges in withdrawal requests above the fund’s preset 5% per quarter limit, and by late-February 2026, OWL announced it was permanently halting redemptions from OBDC II and began liquidating certain assets to raise cash. By April 2, 2026, two of OWL private credit vehicles—OCIC and OTIC—were facing $5.4 billion in redemption requests, and OWL announced that each fund was limiting outflows to 5% of its value. OWL itself has lost 40% of its market value this year, alone.

141. OBDC’s exposure to software and technology investment both heightens investor concerns and increases the risk that the Fund’s portfolio is overvalued. The private credit sector has come under increased scrutiny as AI-related disruption, fund outflows, and credit stress concerns have pressured alternative asset managers’ stocks. Much of that pressure has been tied to

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software-sector repricing, as AI-driven disruption has raised concerns about software borrowers’ valuations and credit quality. The unprecedented redemption requests at OWL’s non-traded BDCs were reportedly driven by concerns about private credit risk, market volatility, and potential AI-driven disruption at portfolio companies.

B.	AI Disruption and Software-Sector Repricing

142. AI disruption has fundamentally altered the valuation framework for software companies. According to Stanford Digital Economy Lab research, early career workers in AI-exposed jobs saw a 16% relative employment decline since late 2022, with software developers aged 22 to 25 experiencing a nearly 20% decline from peak employment levels. The shift reflects a structural change in how software companies are valued: companies that successfully integrate AI into their products and services may see increased revenue multiples, while those that fail to adapt face declining demand for their services and compressed valuations. S&P Global Ratings has noted that AI-driven pricing pressure and consolidation could weaken interest coverage and free cash flow for weaker credits in the software sector.

143. Asset pricing has reflected these developments. According to S&P Global Market Intelligence, median software loan bid prices declined to 86% of par (or face value) in mid-March from 92% of par in February 2026. As of February 2026, $25 billion of speculative-rated software loans traded below 80 cents on the dollar and PIK usage industry-wide surged from about 5% to over 11%.

144. OBDC’s exposure to software and technology investments is higher than any other industry, but Defendant appears to have understated OBDC’s public reporting of exposure to software. by applying a unique set of its of industry classifications to categorize software companies as other sectors. For the year ended December 31, 2025, OBDC reported an 11.1%

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exposure to “Internet and Software Services.” But many of OBDC’s investments are predominantly software and technology businesses that have been lumped into other classifications by Defendant. Two examples include Datavant (classified by Defendant as “Healthcare Technology” but actually a company whose core business is software-driven data exchange and analytics) and Monotype (classified by Defendant as “Advertising & Media” but actually a SaaS/IP licensing platform monetizing font software and embedding technology across devices and applications). Such companies would typically be viewed as software businesses in substance, notwithstanding their current classification by Defendant.

145. Viewing OBDC’s portfolio on a more economic basis (i.e., focusing on business model rather than Defendant’s labels), the true software exposure is estimated to be in the 20% to 30% range, rather than 11%. This is significant because OBDC states that it seeks to limit exposure to any single industry to roughly 20%, and also frames its diversification as a key risk mitigant.

146. High exposure to software and technology companies means increased AI disruption risks and pressured valuations. The rapid adoption of AI has caused sector-wide reevaluation of software debt, increased market concern and caution and has resulted in high redemption requests in non-traded BDCs.

C.	Broader Market Stress

147. The recent period of OBDC’s fourth quarter 2024 to fourth quarter 2025 featured known credit headwinds that an independent market participant would have priced and that were not reflected in Defendant’s marks.

148. ASC 820-10 requires fair value assessments for Level 3 assets to incorporate various qualitative factors, including market and economic climate, sector and company-specific performance and overall market volatility and liquidity.

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149. First, the tariff escalation starting in April 2025 raised recession probability to 40% to 50% and cut gross domestic product growth to 0.5%. This forced private equity portfolio companies—leveraged at 8x average—to face significant margin compression which an independent market participant would have priced into the leveraged loans that comprise the majority of OBDC’s portfolio.

150. Second, credit market conditions have deteriorated sharply. UBS estimates default rates could hit 13% for US private credit if AI disruption accelerates, totaling $75 to $120 billion in potential defaults. As of February 2026, $25 billion of speculative-rated software loans traded below 80 cents on the dollar and PIK usage industry-wide surged from about 5% to over 11%, reflecting increasing borrower cash-stress across the sector.

151. OBDC’s own credit quality has significantly deteriorated. As of Q4 2025, OBDC’s non-accruals rose from 0.2% to 1.1% of fair value; realized losses nearly doubled each year from 2023 to 2025, from $53 million in 2023, $96 million in 2024, and $179M in 2025; downgrades outpaced upgrades 2.14:1.

152. Third, rating agencies have responded to these conditions. Moody’s downgraded its outlook for BDCs to negative. In June 2026, Wells Fargo downgraded its outlook for OBDC to equal-weight and lowered its price target by 5%. Financial services firm Rubicon Associates downgraded OBDC to hold due to valuation concerns on August 1, 2026, referencing that NII per share had declined to $0.50—narrowing dividend coverage cushions to roughly 104%, and non-accruals rose to 2.4% of cost in the second quarter of 2026 (up from 2.1% in the prior quarter), indicating credit drift and earnings compression.

153. Despite these converging headwinds, Defendant’s reported values did not reflect the degree of repricing and credit deterioration occurring in observable markets.

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LEGAL FRAMEWORK

A.	The ICA’s Statutory Authority and Framework

154. An investment fund pools capital from investors in order to pursue a common investment strategy. Investment funds are managed by professional asset managers who are paid a fee, plus expenses, by investors. Before the ICA, this separation of the ownership of the investment funds from the control over the funds led to substantial conflicts of interest. In an effort to mitigate conflicts of interest and protect the public from abuses in the investment fund industry, the ICA was enacted along with the Investment Advisers Act of 1940.

155. The ICA regulates the structure and operations of investment funds. The ICA seeks to protect the public primarily by requiring full disclosure of financial conditions and investment policies and restricts risky practices like excessive leverage. The ICA details rules and regulations that investment companies must follow when offering and maintaining investment product securities, and imposes registration requirements, mandatory disclosure requirements, balance sheet constraints and fund governance rules.

156. With respect to governance, the ICA requires that at least 40% of the investment company’s directors be unaffiliated with its adviser, sponsor, or other key affiliates. The ICA also limits transactions between funds and affiliated parties, and imposes fiduciary duties on officers, directors, and investment advisers.

157. Section 36(b) was added to the ICA in 1970 after the SEC determined in the 1960s that investment advisers were still charging investment funds excessive fees that were “substantially higher” than rates they charged other clients.12

[12]	See Wharton Sch. of Fin. & Commerce, A Study of Mutual Funds, H.R. Rep. No. 87-2274, 296 (1962).

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158. Section 36(b) imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation for services, specifically providing that:

[T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser … who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

159. Section 36(b) is a specialized statutory claim focused strictly on whether an investment adviser charged a fee that is disproportionately large relative to the services rendered. As an enforcement mechanism, Section 36(b) specifically grants fund stockholders an express right of action against a fund’s adviser that receives excessive advisory fees and does not limit such cause of action to any particular theory of excessive fees. In fact, legislative history makes clear that Congress contemplated that valuation of investments “determines … the basis for investment management compensation arrangements.”13

160. The SEC has specifically acknowledged that “an adviser’s receipt of advisory fees that are based on inflated NAVs may raise issues under, among other things, Sections 15(c) and 36(b) of the 1940 Act.”14

[13]	S. REP. 94-75, 83, 1975 U.S.C.C.A.N. 179, 261-62.
[14]

Staff Guidance and Studies, 1999 WL 35020116, at *5 (Dec. 8, 1999) (emphasis added); see also Good Faith Determinations of Fair Value, 86 FR 748-01 (Jan. 6, 2021) (“Valuation of fund investments is also important because it can affect funds’ fee and performance calculations,” and “[i]mproper valuation can cause investors to pay fees that are too high or to base their investment decisions on inaccurate information”).

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161. Under the ICA, “scrutiny of investment adviser compensation by a fully informed mutual fund board … and shareholder suits under § 36(b) are mutually reinforcing but independent mechanisms for controlling adviser conflicts of interest.”15

162. Section 36(b)(1) expressly provides that “[i]t shall not be necessary to allege or prove that any defendant engaged in personal misconduct.”

163. The test for determining whether fee compensation paid to an investment adviser is excessive is “essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm’s-length in light of all the surrounding circumstances.”16

164. If an adviser charges a fee that is “so disproportionately large that it bore no reasonable relationship to the services rendered and could not have been the product of arm’s-length bargaining,” the adviser has violated Section 36(b).17

B.	The Gartenberg Factors

165. To make this determination, courts consider the following non-exclusive factors set forth in Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923, 930 (2d Cir. 1982):

(1)	the nature and quality of services being paid for by the fund and its investors;

(2)	whether the trustees exercised a sufficient level of care and conscientiousness in approving the investment advisory or management agreements;

(3)	what fees other mutual fund complexes or funds within the same fund family charge for similar services to similar mutual funds;

(4)	whether savings from economies of scale were passed to the funds and their investors or kept by the investment adviser; and

(5)	the costs of providing investment management services and the profitability of providing those services to the funds.

[15]	Jones v. Harris Assocs. L.P., 559 U.S. 335, 336 (2010) (citations omitted).
[16]	Gartenberg, 694 F.2d at 928.
[17]	Id.

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166. There is no requirement to make a conclusive showing as to each Gartenberg factor and the factors are non-exclusive. The court should consider “all relevant circumstances” where other factors merit consideration when considering whether the fees charged by an adviser violated Section 36(b).18

C.	Remedies Under the ICA

167. The amount of advisory fees that Defendant extracted and retained from OBDC is so disproportionately large that it bears no reasonable relationship to the services rendered in exchange for that fee and could not have been negotiated through arm’s-length bargaining, as demonstrated by applying the Gartenberg factors.

168. Section 36(b) provides expansive remedies. It provides for “both ‘damages or other relief’ and nowhere states that rescission is unavailable,” or any other equitable remedy.

169. Separately, as a safeguard for investors against fund agreements that violate the ICA, Section 47(b) of the ICA, 15 U.S.C.A. § 80a-46, makes contracts made in violation of the ICA unenforceable and allows rescission of a contract that violates a provision of the ICA as follows:

(1) A contract that is made, or whose performance involves, a violation of this subchapter, or of any rule, regulation, or order thereunder, is unenforceable by either party … unless a court finds that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of this subchapter.

(2) To the extent that a contract described in paragraph (1) has been performed, a court may not deny rescission at the instance of any party unless such court finds that under the circumstances the denial of rescission would produce a more equitable result than its grant and would not be inconsistent with the purposes of this subchapter.

[18]	Jones, 559 U.S. at 347.

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D.	SEC Rule 2a-5 and the Valuation Designee Framework

170. Rule 2a-5 under the ICA establishes a regulatory framework for the determination of fair value for registered investment companies. The rule permits—it does not require—a fund’s board to designate the investment adviser as the Valuation Designee responsible for fair value determinations, subject to board oversight. The rule does not require the Valuation Designee to be independent of the adviser, nor does it mandate that an IVP independently verify the data that it receives. Nor does Rule 2a-5 create a safe harbor insulating an adviser from liability under other provisions of the ICA. At most, Rule 2a-5 establishes a minimum procedural framework for fair-value determinations. It does not answer whether an adviser that controls valuation inputs and income-recognition judgments may receive excessive compensation based on those same values and income streams consistent with its fiduciary duty under Section 36(b). The structural conflict identified above, where the fee earning adviser controls the valuation inputs, is permissible under the rule’s current framework but it heightens rather than reduces the need for rigorous board oversight and arm’s-length bargaining.

171. ASC 820 10 (Fair Value Measurement) establishes hierarchy and methodology for fair value measurement. OBDC’s PIK positions are classified as Level 3 assets (significant unobservable inputs), giving management wide discretion over the selection of valuation inputs and methodologies. The measurement is defined by reference to the assumptions market participants would use, and market participants are by definition independent of each other. Where the valuation process starts and ends with the adviser’s own data, the resulting measurements do not reflect the assumptions an independent buyer would use.

172. OBDC’s tax status as a RIC under Subchapter M of the Internal Revenue Code (§§851-855) requires OBDC to distribute at least 90% of its investment company taxable income.

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Because PIK interest and preferred dividends constitute taxable income when accrued (regardless of cash receipt), the Company must fund distributions from other cash sources, including cash on hand, borrowings, repayments, asset sales, or capital raises. The result is a structural cash-flow mismatch that benefits Defendant and burdens OBDC: PIK accruals increase reported income and support Defendant’s quarterly incentive fees, while OBDC must distribute cash on income that may not be collected until maturity, if ever. The risk is not hypothetical; where Defendant marks PIK positions below accumulated cost, those marks reflect doubt that the accrued income will be fully recovered, even as Defendant has already collected fees on that income.

DEFENDANT BREACHED ITS FIDUCIARY DUTY

BY EXTRACTING GROSSLY EXCESSIVE FEES

A.	Defendant’s Compensation is Excessive Under the Gartenberg Factors

173. The amount of advisory fees that Defendant extracted and retained from OBDC is so disproportionately large that it bears no reasonable relationship to the services rendered in exchange for that fee and could not have been negotiated through arm’s-length bargaining, as demonstrated by applying the Gartenberg factors.

174. This case presents a compensation conflict that differs from the past Section 36(b) cases involving funds that hold publicly traded securities with observable market prices. In those traditional cases, the adviser may select the securities, but the market generally determines the values on which advisory fees are calculated. Here, by contrast, OBDC holds illiquid Level 3 private credit assets whose values are determined through a process in which Defendant serves as the Valuation Designee. That distinction matters because Defendant was paid on values and income streams that Defendant itself substantially controlled. Fair value accounting is not merely an accounting input in this structure; it is the mechanism through which advisory compensation is generated. If Defendant’s marks are inflated, stabilized, or delayed in recognizing deterioration, then the fees calculated from those marks are correspondingly inflated, showing that those fees could not have resulted from arm’s-length bargaining.

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175. Valuation is critically important here because it is one of the core services and advisory functions Defendant performed for OBDC and because Defendant’s own fair value determinations directly affected the compensation Defendant received. Defendant determined reported gross assets, NAV and, together with income-recognition judgments, the asset and income base on which its management and incentive fees were calculated. Thus, the quality of Defendant’s valuation, monitoring and income-recognition services is directly relevant to the Gartenberg inquiry into the nature and quality of services rendered and whether Defendant’s fees bore a reasonable relationship to those services.

1.	Gartenberg Factor 1: Nature and Quality of the Services Rendered

176. OBDC primarily invests in Level 3 private credit assets that require active monitoring and valuation. The nature of Defendant’s services requires credit selection, monitoring, loan origination and restructuring, and fair value judgment over the illiquid Level 3 assets. Those functions were not incidental to Defendant’s role; they were central to the advisory services for which OBDC paid Defendant. Under the Investment Advisory Agreement, Defendant is responsible for executing, monitoring and servicing OBDC’s investments, and for providing investment advisory, research and related services required for the investments of OBDC’s funds. Defendant serves as OBDC’s Valuation Designee with day-to-day responsibility for implementing the valuation process and determining the fair value of OBDC’s investment portfolio each quarter. Indeed, at least approximately $8.9 billion—or 73%—of OBDC’s $12.2 billion debt portfolio as of June 30, 2026 was not represented by new debt funded during 2025 or the first half of 2026. The great majority of the portfolio therefore consisted of existing positions requiring continuing monitoring and valuation, not new origination. Origination cannot be divorced from those ongoing advisory services—or treated as the principal service for which Defendant was compensated.

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177. With respect to investment advisory services, as a result of Defendant’s investment choices, OBDC has a significant exposure to software and technology investments and above-peer average equity exposure to PIK securities. These investment choices not only increase OBDC’s risk profile, but also increase Defendant’s fees and negatively affect Fund performance. OBDC’s financial results for the first quarter of 2026 reflected weakening performance, including decreased earnings per share, a substantial increase in unrealized net losses, NAV erosion and declining share price.

178. With respect to the services that Defendant provides relating to fair valuation of OBDC’s investments, Defendant has systematically maintained fair value marks for OBDC’s portfolio assets at levels inconsistent with observable market evidence, economic conditions, and the changing risk profile of its portfolio—particularly its PIK securities positions.

179. OBDC’s own public filings confirm that the fair value standard Defendant should apply is based on the price that would be received for an investment in an orderly transaction between independent, knowledgeable, and willing market participants on the measurement date. Defendant’s valuation work was not collateral to the advisory relationship; it was one of the core services OBDC paid Defendant to perform. As alleged herein, OBDC paid compensation generated by a valuation service that produced values exceeding the prices independent market participants would have paid.

180. Defendant’s improper valuation is incentivized by the inherent structural conflicts of interest in which Defendant simultaneously controls the marks on the assets and benefits financially from higher marks through management fees and incentive fees (totaling $414 million

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in 2025, alone), which include fees that are based, in part, on non-cash PIK income or other deferred income that Defendant is not obligated to return fees on even if the asset is later determined to be uncollectible by the Fund.

181. Those conflicts made the quality of Defendant’s valuation, monitoring, and income-recognition services directly relevant to the compensation Defendant received. As the investment adviser, Defendant selected, monitored, restructured, and serviced OBDC’s investments. As Valuation Designee, Defendant determined the fair value of those same investments. As fee recipient, Defendant was paid based on reported gross assets and NII.

182. Had Defendant assigned accurate (lower) marks to OBDC’s portfolio assets, that would directly reduce its advisory fees. Similarly, had Defendant earlier placed deteriorating credits on non-accrual or otherwise stopped recognizing non-cash PIK income as fee-bearing NII, OBDC’s reported NII and Defendant’s income incentive fees would have been lower. The valuation failures therefore were not collateral accounting disputes—they concerned the quality of services Defendant was paid to perform and the inputs used to calculate the fees Defendant received.

183. With respect to Defendant’s investment advisory services, generally, investment advisory services, funded by advisory fees, accounted for approximately 39.9% of OBDC’s total operating expenses in 2025—and 22.4% of total investment income—by far the largest category of Fund expenditures. As detailed herein, Defendant’s valuation services provided to OBDC are deficient because Defendant maintained fair value marks that did not adequately reflect observable market evidence, credit deterioration, elevated PIK exposure, and the changing risk profile of OBDC’s portfolio, while receiving fees calculated on those same reported asset values and related accrued income.

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2.	Gartenberg Factor 2: Profitability to the Adviser

184. While information concerning Defendant’s profitability in providing services to OBDC is not information that is publicly available, there are indications that Defendant’s profits are substantially higher than average, and therefore the advisory services Defendant provides to OBDC is highly profitable to Defendant.

185. Public filings of OWL, Defendant’s parent company, include meaningful data on OWL’s fee-related earnings (“FRE”) margins. Given that Defendant is OWL’s subsidiary entity receiving fees from OWL’s BDCs and operates within the same broad platform, similar economics and margins would apply to Defendant.

186. As of December 31, 2025, OWL’s FRE margins were 59.4% in 2024 and 58.3% in 2025.

187. Furthermore, additional publicly available information demonstrates that Defendant’s advisory fees are excessive. According to OWL’s regulatory filings, Defendant manages a total of 29 accounts, with a combined total of $57.1 billion AUM.19

188. OBDC alone paid Defendant advisory fees totaling $414.4 million in 2025, based on OBDC’s total reported assets of $17.2 billion. Considering that Defendant manages an additional $40 billion in assets for other OWL-affiliated entities, and assuming a similar fee structure that Defendant has with OBDC, it estimated that Defendant receives additional advisory fees of approximately $960 million per year, and together with fees paid by OBDC, a total of $1.37 billion in advisory fees in 2025.20

[19]

See Blue Owl Credit Advisors LLC, Uniform Application for Investment Adviser Registration (Form ADV) (Dec. 22, 2025), available at https://files.adviserinfo.sec.gov/IAPD/content/viewform/adv/sections/iapd_AdvIdentifyingInfoSection.aspx?ORG_PK=282575&FLNG_PK=032FD78C000801F103623DD20074A1A5056C8CC0.

[20]

Defendant’s $414.4 million fee from OBDC represents 2.41% of OBDC’s total assets. Defendant’s reported AUM in 2025 ($57.1 billion) less OBDC’s $17.2 billion, amounts to $39.9 billion. Applying that same 2.41% of AUM fee amount paid by OBDC to Defendant, to $39.9 AUM, results in $960 million.

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189. Defendant provides advisory services exclusively to OWL-affiliated entities and manages portfolios with overlapping investments, including through co-investment arrangements across affiliated funds.21 This structure allows Defendant to originate, diligence, and monitor substantially similar investments across multiple vehicles simultaneously, reducing marginal costs while generating multiple streams of fee revenue tied to the same or similar underlying assets. Moreover, as discussed above, Defendant incurs limited marginal costs as assets scale.

190. Because neither OBDC nor Defendant publicly report Defendant’s financial information, Plaintiff expects that discovery will present additional detailed information relevant to the profitability factor.

191. Accordingly, Defendant’s receipt of such substantial fee revenues, while managing overlapping OWL portfolios with shared infrastructure and limited incremental costs, is excessive in relation to the services Defendant provides.

3.	Gartenberg Factor 3: Fall-Out Benefits to the Adviser

192. Fall-out benefits are indirect economic benefits an investment adviser receives from its relationship with a fund, separate from the advisory fee itself, including affiliated fee streams, soft-dollar benefits, access to investment opportunities, market information, reputational benefits, and platform efficiencies. OBDC’s captive relationship with Defendant gives rise to these benefits because Defendant uses OBDC’s scale, portfolio, and investor capital to support OWL’s broader affiliated platform in ways that would not exist but for the captive relationship.

[21]	See 2025 10-K at F-77.

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193. Defendant operates OBDC as part of a broader OWL platform managing multiple affiliated BDCs and private funds with overlapping investment strategies and portfolios. OWL originates deals centrally and allocates them across multiple affiliated vehicles (including OBDC, as well as private funds), all of which pay fees to OWL. As a result, Defendant can leverage shared personnel, infrastructure, and investment sourcing capabilities across multiple vehicles, reducing its marginal costs while generating additional revenue streams tied to each affiliated fund. Because of this shared pipeline, OBDC is likely not receiving differentiated investment management services commensurate with the management fees it pays to Defendant.

194. Defendant also benefits from co-investment arrangements and overlapping portfolio positions across OWL-affiliated vehicles, through which it earns fees on substantially similar or identical investments across multiple funds, further increasing the economic benefits derived from its relationship with OBDC.

195. Defendant was also appointed as OBDC’s Administrator and receives additional compensation pursuant to its Administration Agreement, for providing OBDC with administrative services.

196. Pursuant to the Administration Agreement, OBDC paid Defendant for its administrative services as follows:

2023 Admin Fees	2024 Admin Fees	2025 Admin Fees
$8.1 million	$9 million	$8.3 million

197. These fall-out benefits, including direct administrative fees, expense reimbursements, shared platform efficiencies, and affiliated investment opportunities, materially increase the economic value of the advisory relationship to Defendant beyond the excessive advisory fees themselves.

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4.	Gartenberg Factor 4: Economies of Scale are Not Shared with Investors

198. Economies of scale in the provision of advisory services arise from the fact that as AUM increases, the marginal cost of providing advisory services for the assets decreases.

199. The legislative history of Section 36(b) recognizes that an investment adviser’s failure to pass on economies of scale to the fund is a principal cause of excessive fees:

It is noted . .. . that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency of the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.22

200. From 2021 to 2025, OBDC’s portfolio assets increased by 35%, from $12.7 billion to $17.2 billion.

201. It is well understood that the level and cost of services required to operate a mutual fund or BDC does not increase proportionately with the assets under management.23 In fact, Section 36(b) was enacted in large part because Congress recognized that as mutual funds grew larger, it became less expensive for investment advisers to provide the additional services, and Congress wanted to ensure that investment advisers passed on the fund investors the savings that they realized from those economies of scale. The economics of investment advisory services are widely understood to exhibit a downward-sloping average cost curve, in which the marginal cost of managing additional assets declines as assets increase, resulting in lower per-unit costs at scale. While initial and fixed operating costs for provision of investment advisory services are substantial

[22]	See 1970 U.S.C.C.A.N. 4897, 4902.
[23]

See U.S. Sec. & Exch. Comm’n, Pubic Policy Implications of Investment Company Growth, H.R. Rep. No. 89-2337, at 10-11 (1966) (‘”Public Policy Report”) (“increases in an investment company’s assets do not lead to commensurate increases in the cost of furnishing it with investment advice and other managerial services.”); see also 1970 U.S.C.C.A.N. 4897, 4902 (recognizing problems arising due to economies of scale attributable to dramatic fund growth).

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(e.g., salaries for research, trading, and portfolio management personnel sufficient to manage an entire portfolio; office space; procurement of systems and information necessary to conduct research and manage the portfolio), the variable costs associated with managing additional AUM are generally much smaller on a relative basis and do not increase proportionately with asset growth.

202. Managing OBDC’s $15 billion portfolio allows Defendant to spread fixed administrative and operational expenses across a massive asset base, reducing operating expenses. This scale supports an investment-grade funding stack, enabling Defendant to access the unsecured institutional bond market at lower funding costs than subscale competitors. Moreover, as part of the wider $315 billion Blue Owl platform, Defendant benefits from institutional-grade underwriting infrastructure, co-investment allocations, and a proprietary deal funnel that reviews thousands of transactions annually, closing only approximately 5% of opportunities.

203. In addition, OBDC’s investment objectives, principal investment strategies and investment process all remained the same since OBDC became a public company. Thus, notwithstanding the growth in OBDC’s portfolio assets and Defendant’s advisory fees, the work facing Defendant has stayed fundamentally constant: it faces the same universe of possible investment securities, to which it applies the same techniques and strategies in pursuit of the same ends. Defendant also manages OBDC using personnel, systems, sourcing channels, valuation processes and monitoring infrastructure shared across the broader Blue Owl platforms. Those shared resources create scale efficiencies because the marginal cost of managing additional or overlapping assets is materially lower than the initial cost of building and maintaining the platform.

204. From 2021 to 2025, OBDC’s portfolio assets have increased by 35%, from $12.7 billion to $17.2 billion.

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205. The fee structure set forth in the Investment Advisory Agreement, including the applicable fee rates, has remained largely unchanged since at least 2021 (when OBDC’s total assets were 35% lower than its current size). The Investment Advisory Agreement does not include any meaningful scale-based breakpoints to reduce the Fund’s fee rate as OBDC’s portfolio asset base increases to ensure that the benefits of economies of scale would accrue to investors. Because advisory fees are based upon the Fund’s gross assets, portfolio asset increases necessarily increase the advisory fees. As a result of the Fund’s increase in portfolio assets, the investment advisory fees paid by OBDC to Defendant have also increased.

206. The aggregate amount of advisory fees that OBDC has paid to Defendant has increased 47% from 2021 ($282.4 million) through 2025 ($414.4 million), and in that same timeframe, OBDC’s total assets increased by 35%. Thus, the increase in advisory fees is not in line with the increase in OBDC’s portfolio assets. While OBDC’s portfolio assets increased by 35% from 2021 through 2025, in that same timeframe, Defendant’s fees increased by 47%.

207. The increase in advisory fees paid by OBDC was not accompanied by a proportionate increase in services or costs incurred by Defendant.

208. Thus, because the variable costs associated with managing additional AUM are generally much smaller on a relative basis and do not increase proportionately with asset growth, Defendant has benefited from substantial economies of scale in connection with the investment advisory services provided to OBDC—economies that have not been shared with OBDC’s stockholders through reduced advisory fees, meaningful breakpoints, total-return protections, clawbacks for incentive fees earned on uncollected PIK income, or other reductions that would have aligned Defendant’s compensation with realized shareholder value.

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209. Moreover, because the fee structure includes no meaningful breakpoints to reduce Defendant’s fees as OBDC’s AUM increased, there are no economies-of-scale benefits shared with OBDC and its stockholders.

5.	Gartenberg Factor 5: Comparable Fee Structures—the Adviser’s Incentive Fee Structure Magnifies Asymmetry

210. OBDC is the second largest publicly traded BDC. Unlike OBDC, peer BDCs with even significantly less AUM have imposed advisory fee reductions as fund assets increased.24 Defendant’s fee rates exceed the advisory fees paid by a number of public BDCs, including, those considered to be amongst the “top” largest BDCs that focus on private credit, and offer high dividend yields by lending primarily floating-rate, senior secured debt to U.S. middle-market companies) that, like OBDC, may not be able to bargain competitively.

211. In addition to failing to include any meaningful breakpoints that reduce the base fee rate as OBDC’s portfolio asset base grew, the Investment Advisory Agreement also fails to include a meaningful clawback feature for incentive fees that are paid on deferred income that is not ultimately realized by the Fund, further compounding excessive fees.

212. Based on an analysis of 43 publicly traded BDCs, half of those BDCs’ advisory fee structures included a look-back feature, or clawback, that requires the adviser to return incentive fees that are based on deferred income, such as PIK interest, to account for credit losses.25 This clawback feature is a mechanism designed to ensure that compensation reflects full-cycle

[24]

For example, the adviser for Golub Capital BDC, Inc., a public BDC with approximately $8.9 billion AUM, permanently reduced its adviser’s base management fee from 1.375% to 1% in July 2023 and reduced its income incentive fee to from 20% to 15% in January 2024 following a merger that increased its assets from $5.73 billion to roughly $8.5 billion. See Golub Capital BDC, Inc., Earnings Presentation for Quarter Ended Mar. 31, 2024, at 4, available at https://golubcapitalbdc.com/wp-content/uploads/2024/05/GBDC-FY-2024-Q2_Earnings-Presentation.pdf.

[25]

See Mayer Brown, BDC Facts & Stats 2025 (June 15, 2025), available at https://www.mayerbrown.com/- /media/files/perspectives-events/publications/2025/06/bdc-—factsstats-(2025).pdf%3Frev=644a03d6db80415e9da067a9aba85de6.

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investment performance rather than interim or unrealized results, and that advisers are not rewarded for short-term income that later turns into long-term capital losses. This type of clawback mechanism is particularly important where incentive fees are calculated and paid on a quarterly basis based on accrued or non-cash income, as it aligns compensation with realized performance over the life of the investment, consistent with practices commonly observed in institutional investment structures.

213. This is a meaningful component of the advisory fee structure, as approximately $26 million of Defendant’s fees were attributable to PIK income.

214. The asymmetry in Defendant’s fee structure is further magnified because advisory fees are calculated based on OBDC’s reported asset values and NII, both of which are determined using valuation inputs controlled by Defendant. To the extent those valuations incorporate inflated or overstated asset values or accrued income, Defendant’s compensation is calculated on a base that exceeds the underlying economic value of the Fund’s portfolio. Comparable fee structures that include claw back or look-back provisions mitigate this risk by aligning compensation with realized performance, whereas Defendant’s structure permits the retention of fees based on unrealized or overstated values.

215. As a result, Defendant’s fee structure is less favorable to OBDC than those employed by a substantial portion of comparable BDCs, particularly with respect to the treatment of deferred or non-cash income and the absence of mechanisms to reconcile compensation with realized investment performance and permits Defendant to retain compensation under circumstances where comparable structures would require adjustment or repayment.

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B.	The Board Process Does Not Cure the Excessiveness of Defendant’s Fees

216. Courts consider “all the facts in connection with the determination and receipt of such compensation,” including the independence of the unaffiliated directors and the “care and conscientiousness with which they perform their duties” in approving the advisory agreement.26

217. ICA Section 15(c) provides that fund directors have a duty to request and evaluate, and the fund adviser has a corresponding and independent duty to provide, such information as may reasonably be necessary for the directors to evaluate the terms of any advisory agreement. The Board’s obligation is not merely procedural. It requires substantive engagement with the facts bearing on the adviser’s compensation.

218. The Investment Advisory Agreement must be approved annually by OBDC’s Board, a majority of OBDC’s independent directors, as well as by the Audit Committee.

219. The Fourth Amended and Restated Investment Advisory Agreement, dated January 12, 2025, is the operative agreement, which renews for successive annual periods if approved by the Board, including a majority of the independent directors. On May 5, 2025, the Board approved the continuation of the Investment Advisory Agreement and determined that doing so was in the best interest of OBDC’s stockholders. The terms of the current Investment Advisory Agreement relating to advisory fees have not changed since it became effective in 2024, and the fee structure has not changed for at least ten years.

220. ICA Section 15(c) provides that a fund’s board—specifically a majority of the independent directors—to annually review and approve an investment advisory agreement and imposes a duty on the directors to request and evaluate, and a duty on the adviser to furnish, information that may be reasonably necessary to evaluate the terms of the advisory agreement.

[26]	Gartenberg, 694 F.2d at 930.

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221. OBDC’s 2025 10-K discloses only that the Board approved the Investment Advisory Agreement “based on the information reviewed and the discussion thereof,” there is no indication that the Board considered Defendant’s fair valuation services provided to OBDC in approving the Investment Advisory Agreement. In considering the cost of services provided by Defendant (i.e., advisory fees), the Board considered “comparative data with respect to advisory fees or similar expenses paid by other BDC.” However, there is no indication that the Board took into account OBDC’s size as the second largest BDC by AUM relative to all other public BDCs when considering the fairness and reasonableness of Defendant’s advisory fees and in approving the Investment Advisory Agreement—nor did the Board consider the related economies of scale enjoyed by Defendant as a result. In fact, there is no indication that the Board even considered economies of scale generated by the amount that OBDC has grown in size. And none of the public records indicate that the Board has ever solicited proposals from other investment advisers or negotiated for a “most favored nation” provision, which would require that fee rates paid by the Fund be at least as favorable as the lowest rate other clients pay for the same services. Nor does it appear that the Board ever bargained or negotiated down the advisory fees proposed by Defendant.

222. In addition, the independence of OBDC’s Board is compromised by overlapping Board service across the Blue Owl-affiliated vehicles.

223. OBDC claims to have five “independent” directors on its six-member Board, including Eric Kaye, Victor Woolridge, Christopher Temple, Melissa Weiler and Edward D’Alelio. However, all of those “independent” directors serve, or have served, on the boards of six other OWL-affiliated entities, including affiliated BDCs, which compete with OBDC for investments and investment funds from Defendant and OWL.

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224. Moreover, the sole interested director on the Board, Craig Packer (“Packer”), is the Co-Founder and Co-President of OWL, the CEO of the OWL BDCs, and the Co-Chief Investment Officer of Defendant and each of the Blue Owl Credit Advisers (and, thus, he is one of OBDC’s portfolio managers). As such, he is in a position to influence the other Board members with respect to issues relating to Defendant, including voting to approve the Investment Advisory Agreement and approving/determining the fair value of OBDC’s portfolio assets. For instance, Defendant is led by certain partners of the OWL Credit Platform, including Packer, who serves as the head of the Credit Platform. In addition to leading and being the Chief Investment Officer of Defendant’s investment team, Packer sits on each of OWL’s direct lending investment committees.

225. Based on Packer’s role at OWL and his leadership and/or control over Defendant and OBDC’s portfolio, which includes investment decision-making, the independent directors have little reason to (i) not approve the Investment Advisory Agreement for Defendant, which Packer leads and serves on its investment team or (ii) second guess or challenge the complex financial decisions and valuations of Packer who runs and/or controls Defendant, OWL, or its affiliated entities.

226. In addition, the directors’ fees that the independent directors receive from OBDC and OWL-affiliated entities present conflicts of interest and may serve as a basis to impair objectivity.

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227. Each of the directors OBDC labels as “independent” directors serve on the boards of OBDC and four other OWL-affiliated funds with Packer, including OBDC II, OTF, OCIC and OTIC, and are also members of the Audit Committee, Nominating Committee, Compensation Committee, and Co-Investment Committee of each fund. These directors are paid handsomely by OWL. And since each of the independent directors serve on OBDC’s Compensation Committee, they set their own compensation. The following table shows the compensation that the independent directors received from OBDC and OWL-affiliated entities in 2025:

Director	OBDC	OBDC II	OCIC	OTF	OTIC	Total
Edward D’Alelio	$340,000	$165,000	$340,000	$290,000	$252,500	$1,442,806
Christopher Temple	$335,000	$160,000	$335,000	$285,000	$247,000	$1,416,500
Eric Kaye	$330,000	$155,000	$330,000	$280,000	$242,500	$1,390,194
Melissa Weiler	$325,000	$150,000	$325,000	$275,000	$237,500	$1,363,889
Victor Woolridge	$325,000	$150,000	$325,000	$275,000	$237,500	$1,363,889

228. Each of these directors receives substantial compensation from OBDC and OWL affiliates such that they are financially incentivized to not take positions adverse to Defendant or the interested director/management out of fear of losing their lucrative seats on the Board. These directors’ highly compensated positions undermine their independence and ability to exercise fully independent judgment in matters affecting Defendant and/or the OWL-affiliated funds.

229. Moreover, the independent directors have oversight responsibilities for multiple OWL funds, which may preclude them from spending the necessary time and attention to assess the investment advisory fees paid specifically by OBDC.

230. The concentration of oversight responsibility in a director who sits on multiple affiliated boards, combined with the generous compensation levels and reliance on the expertise of co-director Packer demonstrates that the Board process was not disinterested and did not provide an independent check on Defendant’s compensation.

231. The independence of a director cannot be viewed in isolation from the broader economic relationships that may affect their judgment. Where a director’s continued compensation and leadership opportunities depend in part on appointments elsewhere within the same sponsor’s fund complex, that director has a personal financial interest in preserving a favorable relationship with the sponsor. Thus, these directors’ ability to act as a meaningful check on Defendant is compromised.

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232. Moreover, under SEC Rule 2a-5, the Board has oversight obligations over Defendant’s fair value determinations, which requires the Board to review quarterly reports relating to the fair value of designated investments and to assess the adequacy and effectiveness of the Valuation Designee’s process of determining fair value. The Board must actively oversee the Valuation Designee and cannot treat its oversight as a passive job.

233. With respect to approving the Investment Advisory Agreement, the Board is ultimately faced with a “nuclear option.” As recognized by SEC staff, “[a]s a practical matter, the primary threat that independent directors who do not approve of an adviser’s contract have is what some call the “nuclear option,” which is a vote not to approve the contract and instead obtain a replacement adviser for the fund. However, given the unique structure of the fund and its adviser, combined with the expectation of investors, replacing the adviser would most likely lead to mutually assured destruction because investors will flee the fund (if they can), it will close, and the board will be out of business.”27 This practical reality further dissuades OBDC’s directors from rejecting the Investment Advisory Agreement.

234. Even assuming there are disinterested directors, the care and conscientiousness with which they performed their duty in approving the Investment Advisory Agreement and monitoring the adviser relationship indicate that the Board was either not fully informed about facts bearing on Defendant’s services and fees or failed to give multiple facts illustrating Defendant’s grossly disproportionate and excessive compensation sufficient weight.

235. During the period surrounding the Board’s approval of the Investment Advisory Agreement on May 5, 2025, OBDC’s increasing reliance on PIK income, credit deterioration, and

[27]

Andrew J. Donahue, Dir., Div. of Inv. Mgmt., Address at the Mutual Fund Directors Forum Second Annual Directors’ Institute (Jan. 15, 2008), available at https://www.sec.gov/news/speech/2008/spch011508ajd.htm.

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the absence of a clawback or meaningful breakpoint in the fee structure, were observable in OBDC’s own public filings. At the same time, broader conditions in the private credit market were evolving and several portfolio-level indicators had begun to shift. These trends show an increasing risk profile and increasing sensitivity to credit conditions and valuation assumptions—material facts bearing on Defendant’s services and fees—yet resulted in the Board’s rubber stamp approval of the Investment Advisory Agreement without any meaningful changes.

236. Indeed, the Board approved an advisory agreement that provides for an advisory fee structure (including the fee base percentages) that has not changed in years, and which links compensation to gross asset levels and accrued investment income, including non-cash income components, even though OBDC’s gross assets have increased by roughly 35% in the past five years. The static advisory fee construct is precisely what Congress intended to prevent with Section 36(b). Truly independent and conscientious directors would not have approved an advisory agreement that furthers the significant economies of scale enjoyed by Defendant. And the Board failed to negotiate with Defendant to even attempt to secure lower advisory fees or implement a tiered marginal fee structure tied to AUM, as opposed to a flat fee rate.

C.	Portfolio Indicators and Macro and Market Conditions Demanded Write-Downs that Defendant Failed to Make

237. The Fund’s financial disclosures show that, during the period surrounding the Board’s May 2025 renewal of the Investment Advisory Agreement and in the immediate period thereafter, several indicators of portfolio stress and valuation sensitivity were emerging, including increasing realized losses, rising non-accrual levels, and growing reliance PIK income.

238. As set forth above, the macroeconomic and credit environment during the relevant period, featured significant headwinds that warranted downward adjustments to OBDC’s portfolio marks. The tariff escalation beginning in April 2025 raised recession probability to 40–50% and

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pressured leveraged portfolio companies. AI-driven disruption repriced software-sector debt—with median software loan bids declining to 86% of par by mid-March 2026 and the primary market for new software loans freezing entirely—while OBDC maintained a substantial exposure to Software & Services particularly on a consolidated basis.

239. By early 2025, several observable portfolio trends had begun to emerge. These trends suggest increasing sensitivity to credit conditions and valuation assumptions.

1.	OBDC’s Portfolio Valuation Sensitivity and Leverage

240. OBDC employs leverage to finance its investment portfolio. As of 2025, OBDC’s net debt-to-equity ratio was approximately 1.32x. As OBDC acknowledges in its public filings, stockholders bear the burden of any increase in OBDC’s expenses as a result of Defendant’s use of leverage, including interest expenses and any increase in the base management or incentive fees payable to Defendant attributable to the increase in assets purchased using leverage.

241. Under the ICA, BDCs must maintain asset coverage sufficient to keep debt-to-equity below 2.0x.

242. Scenario analysis indicates that a 20% markdown in asset values increase leverage to approximately 2.47x, exceeding the 2.0x –regulatory ceiling:

Gross Assets	Current D/E	NAV Discount	D/E @ 10% Markdown	D/E @ 20% Markdown
$17.2 B	1.32x	~24%	~1.72x	~2.47x

243. The above table shows the sensitivity of regulatory ratios to portfolio valuations. Because regulatory leverage metrics are calculated using reported asset values, declines in portfolio valuations could materially reduce asset coverage and constrain the BDC’s leverage capacity, creating a meaningful economic incentive to maintain higher reported valuations.

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2.	The Standard Deviation of FV/AC Ratios as a Volatility Indicator

244. The period from Q1 2023 through Q4 2025 encompassed a series of significant macroeconomic and credit events, including the Federal Reserve’s most aggressive tightening cycle in decades, a regional banking crisis, persistent inflation volatility, geopolitical conflicts, and material repricing of credit risk across markets. Against this backdrop, computing the standard deviation of the FV/AC ratio across consecutive quarters (Q2 2024 to Q3 2025) for each PIK position provides a metric that captures mark volatility (or the absence of it) independent of the direction of the valuation mark. By aggregating these position-level standard deviations across OBDC’s portfolio using both simple (equal weighted) and fair value weighted averages, including across subcategories, such as preferred securities and positions not placed on non-accrual, the results show an unusually compressed volatility profile across the PIK portfolio. Compressed volatility is a period where an asset’s price fluctuations diminish.

245. As detailed in the table below, total OBDC’s portfolio standard deviation is approximately 3.80% on an equal-weighted basis (3.36% weighted), with even lower dispersion observed among PIK investments not on non-accrual (1.66% / 1.60%) and preferred securities (1.94% / 1.75%). These levels are unreasonably low given the subordinated, equity-like nature of these instruments and the sustained period of macroeconomic and credit stress over which they are measured. At the portfolio level, the FV/AC ratio remained tightly clustered around par, never deviating more than approximately 1.34% above par or 0.19% below par over the period, implying a coefficient of variation of approximately 0.32%. This level of stability is extraordinarily low given the subordinated, equity-like nature of some of these instruments and the sustained period of macroeconomic and credit stress over which they are measured.

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246. For context, the Morningstar LSTA US Leveraged Loan Index28 declined approximately 3 points peak-to-trough during this window, with its largest weekly drop since March 2020 occurring in April 2025 following the “Liberation Day” tariff announcement by President Trump on April 2, 2025.29 Single-B rated syndicated loans fell 1.5–4 points depending on sector and credit quality. That OBDC’s less liquid, lower-in-the-capital-structure middle market loans moved only a fraction of this amount over the same period is inconsistent with independent, market-informed fair value assessment and reflects the inherent conflicts and incentives of Defendant’s fair value marking to generate excessive –fees.

247. Standard deviation analysis is a highly effective, objective screening tool for regulators, auditors, and independent directors to identify positions where valuation marks may not be responding to observable market movements. A persistently compressed volatility profile across a portfolio of higher-risk instruments, particularly when observed consistently across both equal-weighted and size-weighted measures, indicates that valuation marks are being manipulated to artificially show stability rather than being independently measured:

	StDev (Simple Average)	StDev (Weighted Average)
Total PIK Portfolio	3.80%	3.36%
PIK Portfolio Excluding Non-Accrual	1.66%	1.60%
PIK Preferred Stock Portfolio	1.94%	1.75%

[28]

The Morningstar LSTA US Leveraged Loan Index is a market-value weighted index designed to measure the performance of the U.S. leveraged loan market. See https://indexes.morningstar.com/indexes/details/morningstar-lsta-us-leveraged-loan-FS0000HS4A?currency=USD&variant=TR&tab=overview.

[29]	See Exec. Order No. 14257, 90 Fed. Reg. 15041 (Apr. 7, 2025), available at https://www.govinfo.gov/content/pkg/FR-2025-04-07/pdf/2025-06063.pdf.

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3.	PIK Valuation Behavior Surrounding the OBDE Merger

248. In the first quarter of 2025, OBDC completed its related party acquisition of OBDE, resulting in the consolidation of overlapping portfolio positions and a material increase in the size of certain investments.

249. Following the merger, several PIK and preferred equity positions exhibited simultaneous increases in both amortized cost and fair value marks, resulting in improved FV/AC ratios at the first reporting period post-merger.

250. This pattern is reflected across multiple portfolio positions. For example, OBDC’s investment in Senior Preferred PIK of West Monroe increased in amortized cost from approximately $23.5 million to $71.2 million, an increase of approximately 203%, while its FV/AC ratio increased from 0.989 to 1.012 during the same quarter. Similarly, OBDC’s investment in Sunshine Software (Cornerstone OnDemand) Series A Preferred PIK increased in amortized cost by approximately 26.7%, while its FV/AC ratio increased from 0.800 to 0.843. OBDC’s investment in Minerva Holdco Series A Preferred PIK also increased in amortized cost by approximately 31%, while its FV/AC ratio increased from 0.978 to 0.985. In each instance, both the size of the position and its valuation increased contemporaneously with the merger and the consolidation of positions.

251. These increases in valuation occurred contemporaneously with the merger closing and the consolidation of positions, rather than in response to any observable improvement in underlying credit fundamentals.

252. Under applicable accounting guidance, including ASC 805, acquired assets in a business combination are assigned new cost bases and subject to fair value determination at the time of acquisition. In this context, Defendant’s control over the valuation process at the post-merger reporting date presents an opportunity to influence reported asset values.

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253. The observed pattern—where positions increased in both size and valuation coincident with the merger—shows that the marks were influenced by transaction-related considerations, including the presentation of post-merger performance, rather than independent credit-based valuation.

254. In particular, upward adjustments to valuation marks at the time of the merger serve to mitigate the appearance of dilution or impairment to OBDC stockholders and support the perception that the transaction was accretive, thereby aligning with Defendant’s own economic incentives.

4.	OBDC’s Increasing Realized Credit Losses

255. Realized losses on investments have increased in each of the past three years, as follows:

Year	Net Realized Losses
2023	($53 million)
2024	($96 million)
2025	($179 million)

256. Over the prior three-year period, realized losses totaled approximately $328 million, with losses nearly doubling in each successive year.

257. Realized losses represent investments ultimately resolved at values below their prior carrying value. They reflect instances where previously reported marks exceeded the eventual recovery value.

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D.	Defendant’s Valuation Services Are Directly Relevant to the Compensation It Received

258. Defendant’s role as Valuation Designee under Rule 2a-5 supplies important context for Plaintiff’s Section 36(b) claim. Plaintiff does not seek to enforce Rule 2a-5 directly or to obtain any relief for a freestanding valuation violation. Rather, Defendant’s services included its control over valuation and income-recognition inputs and is alleged as the mechanism through which Defendant received disproportionate compensation from OBDC. Because Defendant’s advisory fees were calculated using reported asset values and accrued income that Defendant substantially controlled, valuation is directly relevant to whether the fees Defendant received bore a reasonable relationship to the services rendered and could have resulted from arm’s-length bargaining.

259. OBDC’s Board oversight of the Valuation Designee and fair value determinations of the Fund’s portfolio investments is limited. The “independent” directors rely on Defendant’s models and independent valuation firms selected and paid for by Defendant.

260. Defendant received $414 million in total fees in 2025 calculated on asset investment marks that it controls. Those fees were extracted during a period of observable market stress, increased PIK levels, declining NAV, increased software exposure—conditions that should have resulted in lower marks and correspondingly lower fees. These portfolio and market conditions not only increased the risk profile of OBDC’s portfolio, but also increased Defendant’s fees. These indicators challenge the quality of the services provided by Defendant (i.e., by making investment decisions that increase OBDC’s risk profile) and demonstrate that the Board has not exercised required oversight of Defendant’s valuation conclusions.

261. The valuation process of OBDC’s portfolio is the predictable outcome of a valuation process where the entity controlling the marks benefits financially from holding them high, faces material regulatory and leverage consequences if they fall too far, and co-invests

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alongside the parent in the very positions being marked. The apparent stability of the PIK securities is not a reflection of genuine value stability or evidence of credit quality, but rather a warning that valuation movements may be suppressed rather than independently measured.

262. This is precisely the type of conflict Section 36(b) was designed to police. Plaintiff does not allege that private credit, BDCs, or Level 3 assets are improper. Nor does Plaintiff allege that a long-term, hold-to-maturity investment strategy is inconsistent with fair-value accounting. The point is the opposite: because OBDC holds illiquid Level 3 assets without readily available market quotations, the ICA, Rule 2a-5, Defendant’s fiduciary obligation to the Fund, and the Investment Advisory Agreement’s fee structure make timely, good-faith fair value determinations essential. A long-term investment strategy does not excuse stale marks. Fair-value accounting necessarily requires judgment, variability and, where market conditions or borrower performance warrant it, timely write-downs. Those write-downs do not defeat a private credit strategy; they are the mechanism by which stockholders receive a current measure of NAV, risk, leverage, and performance.

263. Defendant’s compensation structure was not aligned with that regime. In a fund holding publicly traded securities, market prices discipline the fee base. In OBDC, however, Defendant was paid based on reported gross assets and accrued income while also providing the service as the Valuation Designee responsible for determining the fair value of OBDC’s illiquid investments. That structure made valuation a compensation issue. As macro uncertainty, software sector repricing, elevated PIK income, rising non-accruals, and widening market discounts tested OBDC’s portfolio, Defendant continued to receive substantial cash compensation while stockholders bore the downside through NAV erosion, realized and unrealized losses, leverage, cash-distribution pressure, and delayed recognition of credit deterioration. Here, the Investment

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Advisory Agreement’s architecture permitted Defendant to capture current economics from marks it controlled and non-cash income it accrued, while stockholders bore the later loss if those marks or accruals proved overstated or uncollectible.

264. The repeated continuation of that same Investment Advisory Agreement could not have been the product of arm’s-length bargaining in light of all surrounding circumstances, particularly by May 2025. By then, the warning signs were already visible: OBDC’s reliance on PIK income had grown, its stock traded at a large discount to reported NAV, non-accrual risk was increasing, the portfolio’s Level 3 marks remained unusually smooth, the advisory agreement lacked a meaningful total-return limitation or clawback for uncollected PIK income, and Defendant continued to receive substantial fees despite declining NAV and realized losses. An independent counterparty bargaining for OBDC’s stockholders would not have agreed to preserve that asymmetry without meaningful protections.

265. The Investment Advisory Agreement lacked protections that would have aligned compensation for Defendant’s services with realized stockholder value, including meaningful breakpoints, total-return limitations, clawbacks for incentive fees earned on uncollected PIK or deferred income, and valuation safeguards sufficient to prevent Defendant from receiving current cash compensation on values or income that later proved unrealized. Because of the absence of those protections, the fees Defendant received were grossly disproportionate to the services it provided, misaligned with OBDC’s actual economic performance, and could not have been the product of arm’s-length bargaining considering all surrounding circumstances.

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COUNT I

ICA SECTION 36(b) BREACH OF FIDUCIARY DUTY (EXCESSIVE INVESTMENT ADVISORY FEES)

266. Plaintiff repeats and realleges each and every allegation set forth above as if fully set forth herein.

267. Plaintiff brings this Count against Defendant for breach of fiduciary duty with respect to the receipt of compensation from OBDC as defined by ICA Section 36(b).

268. Defendant is the investment adviser to OBDC. Under Section 36(b), Defendant owes a fiduciary duty to OBDC with respect to the Defendant’s receipt of investment advisory fees from OBDC.

269. Defendant breached its fiduciary duty under Section 36(b) by failing to put the interests of OBDC and its stockholders ahead of its own interests and charging investment advisory fees to OBDC that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

270. Plaintiff seeks, pursuant to Section 36(b)(3) of the ICA, the “actual damages resulting from the breach of fiduciary duty” by Defendant, up to and including, “the amount of compensation or payments received from” OBDC, and/or, equitable relief pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80-46(b), rescission of the Investment Advisory Agreement.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.	Declaring that Defendant has breached its fiduciary duty under Section 36(b) of the ICA through the receipt of excessive investment advisory fees from OBDC;

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B.	Preliminarily and permanently enjoining Defendant from further breaches of its fiduciary duty under the ICA;

C.

Awarding damages, including, without limitation, rescissory damages and disgorgement, against Defendant in an amount including all investment advisory, supervisory and administrative, distribution, and servicing fees paid to Defendant by OBDC for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys’ fees, and such other items as may be allowed to the maximum extent permitted by law;

D.

An order awarding such equitable relief as the Court deems appropriate to remedy the asymmetrical compensation structure, including, without limitation, relief designed to ensure that advisory compensation is aligned with realized investment performance and does not reward non-cash or unrealized income and imposing the claw back of incentive fees paid on deferred income not ultimately realized by the Fund;

E.

An order awarding the equitable remedy of rescission of the Investment Advisory Agreement pursuant to Section 47 of the ICA, including restitution to OBDC of the excessive investment advisory fees paid by OBDC to Defendant from one year prior to the commencement of this action on behalf of OBDC through the date of trial, lost investment returns on those amounts, and interest thereon;

F.	An order awarding Plaintiff reasonable costs incurred in this action, including attorneys’ fees, expert witness fees, and such other items as may be allowed to the maximum extent permitted by law; and

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G.	An order awarding such other and further relief in Plaintiff’s favor, as the Court deems equitable and just.

Dated: October 2, 2026

GRANT & EISENHOFER P.A.

By:	s/ James S. Notis
James S. Notis Meagan A. Farmer 485 Lexington Avenue, 29th Floor New York, NY 10017
Tel: 646-722-8500 jnotis@gelaw.com mfarmer@gelaw.com

Michael J. Barry Christine M. Mackintosh 123 Justison St.
Wilmington, DE 19801
Tel: 302-622-7000 mbarry@gelaw.com cmackintosh@gelaw.com

WOOLERY & CO. PLLC
James Woolery Derick Pillai 20 East 49th Street New York, NY 10017 Tel: 212-287-7377 james@wooleryco.com derick@wooleryco.com

Counsel for Plaintiff

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VERIFICATION

I, Richard Delman, hereby verify that I have reviewed the allegations in the Amended Complaint; as to those allegations of which I have personal knowledge, I believe them to be true; and as to those allegations of which I lack personal knowledge, I rely upon the investigation of my counsel and I believe them to be true to the best of my knowledge, information, and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Dated:       , 2026

   09 / 28 / 2026

RICHARD DELMAN